Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

STEINER LEISURE LIMITED

and

NEMO PARENT, INC.

and

NEMO MERGER SUB, INC.

dated as of

August 20, 2015

-i-

(continued)

-ii-

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of August 20, 2015, by and among Steiner Leisure Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the “Company”), Nemo Parent, Inc., an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Parent”), and Nemo Merger Sub, Inc., an international business company incorporated under the laws of the Commonwealth of The Bahamas and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each common share, par value $0.01 per share, of the Company (the “Company Common Shares”) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the recommendation of the Special Committee, has unanimously (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend authorization, adoption and approval of this Agreement by the shareholders of the Company;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth in this Agreement, unanimously approved this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Catterton Partners VII, L.P., a Delaware limited partnership (the “Guarantor”), is entering into a limited guarantee with the Company (the “Limited Guarantee”) pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement as specified therein; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the International Business Companies Act, 2000, as amended, of the Commonwealth of The Bahamas (the “IBCA”), at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the IBCA as the surviving company in the Merger (sometimes referred to herein as the “Surviving Company”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place as soon as practicable (but not later than the third (3rd) Business Day) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless another time or date is agreed to in writing by the parties hereto; provided, however, that if the Pre-Closing Educational Consents have not been obtained at the time of such satisfaction or waiver of all of the conditions to the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions at the Closing), then the Closing shall not occur until the earlier of (a) January 29, 2016, and (b) the third (3rd) Business Day after the date on which all of the Pre-Closing Educational Consents have been obtained (subject, in each case, to the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VI as of the Closing Date determined pursuant to this proviso). The actual date of the Closing is hereinafter referred to as the “Closing Date”. The Closing shall be held at 9:00 a.m. New York, New York time at the offices of Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania 19104, unless another place is agreed to in writing by the parties hereto; provided, however, that any party may participate remotely by electronic delivery of documents and/or funds.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause articles of merger (“Articles of Merger”), in substantially the form attached hereto as Exhibit A, to be executed, acknowledged and filed with the Registrar General in accordance with the relevant provisions of the IBCA and shall make all other filings or recordings and deliver all other documents or instruments or fees required under the IBCA to give effect to the Merger. The Merger will become effective at such time as the Articles of Merger have been duly registered by the Registrar General or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the IBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the IBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

Section 1.05 Articles of Association; Memorandum of Association. At the Effective Time, (a) the articles of association of the Company shall be the articles of association of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the memorandum of association of the Company shall be the memorandum of association of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable Law.

Section 1.06 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of association and memorandum of association of the Surviving Company.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been appointed or until their earlier death, resignation or removal in accordance with the articles of association and memorandum of association of the Surviving Company.

ARTICLE II

EFFECT OF THE MERGER ON SHARE CAPITAL

Section 2.01 Effect of the Merger on Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any share capital of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Common Shares. Each Company Common Share that is owned by Parent, Merger Sub or the Company (as treasury shares or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 2.01(a), and (ii) Dissenting Shares) will be converted into the right to receive $65.00 in cash, without interest (the “Merger Consideration”).

(c) Cancellation of Shares. All Company Common Shares will no longer be outstanding and all Company Common Shares will be cancelled and retired and will cease to exist, and, subject to Section 2.03, each holder of a certificate formerly representing any such shares (each, a “Certificate”) or of Book-Entry Shares will cease to have any rights with respect thereto, except (subject to Section 2.01(a)) the right to receive the Merger Consideration in accordance with Section 2.02.

(d) Conversion of Merger Sub Share Capital. Each common share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable common share, par value $0.01 per share, of the Surviving Company.

Section 2.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a paying agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for payment of the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the Company Common Shares (the “Book-Entry Shares”). Parent will enter into a paying agent agreement with the Exchange Agent in form and substance reasonably acceptable to the Company at least two (2) Business Days prior to the Closing Date. At or prior to the Effective Time, Parent shall deposit, or cause the Surviving Company to deposit in trust, with the Exchange Agent, sufficient cash in U.S. dollars to pay the aggregate Merger Consideration that is payable in respect of all of the issued and outstanding Company Common Shares represented by the Certificates and the Book-Entry Shares, other than Dissenting Shares and shares to be cancelled and retired pursuant to Section 2.01(a) (such aggregate amount as deposited with the Exchange Agent, the “Payment Fund”). If for any reason (including losses) the Payment Fund is at any time inadequate to pay the amounts to which holders of Company Common Shares shall be entitled under Section 2.02(b), Parent shall take all steps necessary to enable or cause the Surviving Company promptly to deposit in trust additional cash in U.S. dollars with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Company shall in any event be liable for the payment thereof. The Exchange Agent shall cause the Payment Fund to be (i) held for the benefit of the holders of record of Company Common Stock (other than the Dissenting Shares and any shares to be cancelled and retired pursuant to Section 2.01(a)) and (ii) applied promptly to making the payments pursuant to Section 2.02(b). The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02(b), except as expressly provided for in this Agreement. Parent shall, or shall cause the Surviving Company to, pay all fees and expenses of the Exchange Agent, including those in connection with the exchange of Company Common Shares for the Merger Consideration. As promptly as reasonably practicable after the Effective Time and in any event no later than the third (3rd) Business Day following the Closing, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Company Common Shares at the Effective Time (other than any shares to be cancelled and retired pursuant to Section 2.01(a)), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange (the “Letter of Transmittal”); provided, however, that, with respect to any holder of Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(b) and who appears at the Closing in person or by authorized representative, Parent and Surviving Company shall, or shall cause the Exchange Agent to, provide the Letter of Transmittal to such holder at the Closing.

(b) Each holder of Company Common Shares that have been converted into the right to receive the Merger Consideration (other than the Dissenting Shares and any shares cancelled and retired pursuant to Section 2.01(a)) shall be entitled to receive the Merger Consideration in respect of the Company Common Shares represented by a Certificate or Book-Entry Share as promptly as reasonably practicable following (i) surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof in accordance with Section 2.05), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares, together with such other documents as may be reasonably requested by the Exchange Agent. No interest shall be paid or accrued on the cash payable hereunder upon the surrender or transfer of any Certificate or Book-Entry Share, and until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the Company Common Shares theretofore represented by such Certificate or Book-Entry Shares. Upon payment of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates (or effective affidavits of loss in lieu thereof) or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Shares formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of Company Common Shares on the share transfer books of the Surviving Company. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of Company Common Shares nine (9) months after the Effective Time shall be returned to the Surviving Company, and any such holder who has not exchanged Company Common Shares (other than Dissenting Shares and shares cancelled and retired pursuant to Section 2.01(a)) for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to the Surviving Company for payment of the Merger Consideration. Notwithstanding the foregoing, none of the Company, Parent, Merger Sub, the Surviving Company, the Exchange Agent, or any other Person shall be liable to any holder of Company Common Shares for any amounts paid to a Governmental Entity pursuant to applicable abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders by the earlier of the fifth (5th) anniversary of the Closing Date and such time at which such amounts would otherwise escheat to or become the property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) The Exchange Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to Parent pursuant to Section 2.02(e). Nothing contained herein and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Certificates or Book-Entry Shares to receive the Merger Consideration as provided herein.

Section 2.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01, Company Common Shares issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 2.01(a)) and held by a holder who (i) has made written objection to the Merger in advance of the Shareholders’ Meeting called in accordance with Section 5.04 and (ii) has properly exercised dissenters’ rights with respect to such shares in accordance with Section 83 of the IBCA (such Company Common Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s right to dissent and payment under the IBCA with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 83 of the IBCA; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissent and payment pursuant to Section 83 of the IBCA or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 83 of the IBCA, such Company Common Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02(b), without interest thereon, upon surrender of such Certificate (or effective affidavits of loss in lieu thereof) formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any written objections or elections to dissent received by the Company, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of share capital of the Company shall occur (other than the issuance of additional shares of share capital of the Company not in violation of this Agreement), including by reason of any reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in shares, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 2.05 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person (in a form reasonably satisfactory to Parent) claiming such Certificate to be lost, stolen or destroyed and, if reasonably requested by Parent, the posting by such Person of a bond in customary amount and upon such customary terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Common Shares formerly represented by such Certificate as contemplated under this Article II.

Section 2.06 Treatment of Share Options, Restricted Shares and Other Share-based Compensation.

(a) The Company shall take all requisite action so that, at the Effective Time, each option to acquire Company Common Shares (each, a “Company Share Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the consummation of the Merger, without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Share Option or any other Person and without regard to the level of achievement of any applicable performance goals or targets, cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Common Shares subject to such Company Share Option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Share Option. Parent shall cause the Surviving Company to pay the holders of Company Share Options the amounts due under this Section 2.06(a) in accordance with Section 2.06(c).

(b) The Company shall take all requisite action so that, at the Effective Time, each restricted share unit award, performance share unit award and other right, contingent or accrued, to acquire or receive Company Common Shares or benefits measured by the value of such shares, and each other award of any kind consisting of Company Common Shares, other than Company Share Options (each, a “Company Share Award”), that may be held, awarded, outstanding, payable or reserved for issuance under any Company Share Plan (as defined below) immediately prior to the Effective Time, whether or not then vested, exercisable or free of restriction, shall be, by virtue of the consummation of the Merger, without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Share Award or any other Person (and with the level of achievement of any applicable performance goals or targets with respect to Company Share Awards whose vesting is contingent on the achievement of performance goals or targets (such Company Share Awards, “Company Performance Share Awards”) deemed to have been achieved at the lesser of (i) 150% of the target level and (ii) the maximum level (the lesser of (i) and (ii), the “Deemed Performance Level”)), vested, free of restriction and cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Common Shares in respect of such Company Share Award multiplied by (y) the Merger Consideration. Parent shall cause the Surviving Company to pay the holders of Company Share Awards the amounts due under this Section 2.06(b) in accordance with Section 2.06(c). If any outstanding Company Performance Share Award that is unvested as of the date hereof becomes vested pursuant to the terms of the applicable award agreement prior to the Effective Time and vests at a level lower than the Deemed Performance Level then, immediately prior to the Effective Time, the holder of such Company Performance Share Award shall be issued such number of Company Common Shares, if any, equal to the excess of (1) the number of Company Common Shares that would have vested in respect of such Company Performance Share Award if the performance goals or targets applicable to such Company Performance Share Award had been achieved at the Deemed Performance Level, over (2) the actual number of Company Common Shares that vested in respect of such Company Performance Share Award from the date hereof to the time immediately prior to the Effective Time (such additional Company Common Shares, the “True-Up Shares”), it being understood that in no event shall the holder of any Company Performance Share Award be entitled to a greater number of aggregate Company Common Shares in respect thereof than such number as would have vested based on the Deemed Performance Level. Notwithstanding anything to the contrary set forth in this Agreement, this Section 2.06(b) shall not apply to any equity award granted pursuant to the Contracts set forth under the heading “Obligations” on Section 3.02(b)(i) of the Company Disclosure Letter and no such equity award shall be considered a Company Share Award for purposes of this Agreement.

(c) When any payment pursuant to Section 2.06(a) (in respect of Company Share Options) or Section 2.06(b) (in respect of Company Share Awards) becomes payable at the Closing, any such payment shall first be made to the regular payroll account of the Company, and the Company or the Surviving Company, as applicable, shall pay to the applicable recipient of such payment such amount, reduced by any required withholding Taxes in full payment thereon, no later than five (5) days after the Effective Time. The amount of any such withholding Taxes shall be treated as having been received by such recipient for all purposes of this Agreement.

(d) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 2.06.

Section 2.07 Withholding. Parent and Merger Sub acknowledge that, except as required pursuant to Section 2.06(c), they are not aware of any requirement to withhold or deduct any amounts for Taxes from any payment pursuant to this Agreement. Notwithstanding the foregoing, if Parent and Merger Sub become aware that any Taxes are required to be withheld from any amount payable pursuant to this Agreement under applicable Tax Law, Parent shall promptly (but in any event no later than five (5) Business Days prior to the time of such withholding, except to the extent resulting from a change in Law that occurs within five (5) Business Days of the time of such withholding) notify the Company, and Parent and the Company shall discuss the requirement for such withholding in good faith; provided, however, that such notice shall not apply with respect to any withholding Taxes required pursuant to Section 2.06(c). If Parent or Merger Sub, as applicable, is required to withhold Taxes from any such amount payable, then Parent or Merger Sub, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this

Agreement such withholding Taxes and shall pay such amount to the appropriate Taxing Authority. Amounts withheld pursuant to this Section 2.07 and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with the SEC prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “Forward Looking Statements” disclaimer or any other disclosure in such filings to the extent such disclosure is similarly cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein (other than any matters required to be disclosed for purposes of Section 3.02, Section 3.03(a) or Section 3.10) or (b) subject to Section 8.02(b), in the disclosure letter, dated the date of this Agreement and delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Minutes; Subsidiaries.

(a) Organization; Standing and Power. The Company is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted except where the failure to have such power and authority would not reasonably be expected to be material to the Company. The Company is duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Charter Documents. The Company has made available to Parent complete and correct copies of the Charter Documents of the Company, each of which is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of its respective Charter Documents, except, solely in the case of any of the Subsidiaries of the Company, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Subsidiaries. Each of the Company’s Subsidiaries is a company, corporation, limited liability company or other legal entity duly organized or incorporated (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, except where the failure to be so organized or incorporated, validly existing and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to have such power and authority, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is duly qualified or licensed to do business as a foreign company, corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, to be in good standing or to have such power and authority, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company and its place of organization, formation or incorporation (as applicable) and sets forth the name, owner, jurisdiction of formation or organization (as applicable) of such owner and percentages of outstanding Equity Interests owned, directly or indirectly, by any of the Company or any of its Subsidiaries. Except as set forth on Section 3.01(c)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, directly or indirectly owns any Equity Interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any Equity Interest in, any Person. All of the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of the Company have been validly issued, were issued in compliance with applicable Law (including the Securities Act and state “blue-sky” laws), were issued free of pre-emptive and other similar contractual rights and are fully paid and non-assessable (to the extent such concepts are applicable), and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other Equity Interests, except for any Liens (x) pursuant to the Credit Agreement, (y) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company or (z) imposed by applicable securities Laws. Except as set forth on Section 3.01(c)(iii) of the Company Disclosure Letter, there are no outstanding (A) securities of any Subsidiary of the Company convertible into or exchangeable for, at any time, Equity Interests of any Subsidiary of the Company or (B) options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, phantom units, restricted equity, equity appreciation rights, puts, calls or other rights or agreements to acquire from any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any Equity Interests or securities convertible into or exchangeable for Equity Interests of any Subsidiary of the Company.

(d) Except as set forth on Section 3.01(d) of the Company Disclosure Letter, the Company or one or more wholly-owned Subsidiaries of the Company owns all of the outstanding Equity Interests of all of the Subsidiaries of the Company.

Section 3.02 Capital Structure.

(a) Authorized Share Capital.

(i) The authorized share capital of the Company consists of: (i) 100,000,000 Company Common Shares and (ii) 10,000,000 preferred shares. All of the outstanding shares of share capital of the Company are, and all shares of share capital of the

Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive or other similar contractual rights. No Subsidiary of the Company owns any shares of share capital of the Company.

(ii) As of the close of business on August 14, 2015 (the “Capitalization Date”), 12,830,601 Company Common Shares were issued and outstanding. As of the date hereof, none of the Company’s preferred shares are issued and outstanding.

(b) Share Awards.

(i) As of the Capitalization Date, an aggregate of 502,400 Company Common Shares are subject to issuance pursuant to Company Share Options or Company Share Awards granted under the plans listed on Section 3.02(b)(i) of the Company Disclosure Letter under the heading “Company Share Plans” and the award or other applicable agreements entered into thereunder (collectively referred to herein as the “Company Share Plans”). Section 3.02(b)(i) of the Company Disclosure Letter sets forth under the heading “Outstanding Company Equity Awards”, as of the close of business on the Capitalization Date, a list of each outstanding Company Equity Award granted under the Company Share Plans and (A) the number of Company Common Shares subject to such outstanding Company Equity Award (based on achievement of both target and maximum performance, if applicable), (B) the exercise price (if applicable), purchase price or similar pricing of such Company Equity Award, (C) the aggregate number of Company Common Shares subject to all such outstanding Company Equity Awards (based on achievement of both target and maximum performance, if applicable) and (D) the aggregate exercise price (if applicable), purchase price or similar pricing of all of such Company Equity Awards. As of the date of this Agreement, except as set forth on Section 3.02(b)(i) of the Company Disclosure Letter under the heading “Obligations” and for the Company Common Shares issued and outstanding as of the Capitalization Date, the Company Equity Awards outstanding as of the Capitalization Date and Company Common Shares issued upon the exercise and/or vesting of any Company Equity Award outstanding as of the Capitalization Date, (w) no other Equity Interests of the Company are outstanding, (x) no securities of the Company that are convertible into or exchangeable for, at any time, Equity Interests of the Company are outstanding, (y) no options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, phantom stock or units, restricted equity, equity appreciation rights, puts, calls, redemptions, repurchase or other rights or agreements, arrangements or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, dispose of, acquire or sell, or make payments based on the value of, any Company Common Shares or other Equity Interests of the Company or any of its Subsidiaries are outstanding, and (z) no obligations of the Company or any of its Subsidiaries to issue, any Equity Interests or securities convertible into or exchangeable for Equity Interests of the Company or any of its Subsidiaries are outstanding.

(ii) All Company Common Shares subject to issuance under the Company Share Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(iii) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares or other Equity Interests of the Company or any of its Subsidiaries, except in connection with the vesting or exercise of a Company Equity Award. Neither the Company nor any of its Subsidiaries is a party to any voting or other similar agreement with respect to any Company Common Shares or other Equity Interests of the Company or any of its Subsidiaries.

(c) Except as set forth on Section 3.02(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness obligations which by their terms grant their holders the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) Section 3.02(d) of the Company Disclosure Letter sets forth the outstanding principal amount of indebtedness of the Company and its Subsidiaries under the Credit Agreement as of August 18, 2015.

Section 3.03 Authority; Non-contravention; Governmental Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, authorization, adoption and approval of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of the Company Common Shares (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, to consummate the Merger and the other transactions contemplated hereby or the performance of the Company of its obligations hereunder, except for, in the case of the consummation of the Merger, the receipt of the Requisite Company Vote and the filing of the Articles of Merger with, and the delivery any other documents or instruments or fees required under the IBCA to, the Registrar General. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s Equity Interests necessary to authorize, adopt and approve this Agreement and authorize and approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. Except as set forth on Section 3.03(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and compliance with the provisions hereof by the Company, and the consummation by the Company of the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in Section 3.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) other than any Company Material Contract set forth on Section 3.14(a)(x) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation with respect to, any Company Material Contract; (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries or (v) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially alter any rights or obligations of any third party under, or give to others any rights of material amendment, material acceleration or cancellation or termination with respect to, any Company Material Contract set forth on Section 3.14(a)(x) of the Company Disclosure Letter, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any such Consents, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Governmental Consents. No consent, approval, order, waiver or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”) any Governmental Entity or Educational Agency is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with, and the delivery of any other documents or instruments or fees required under the IBCA to, the Registrar General; (ii) such filings and reports as may be required pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Industry Act, 2011 of The Bahamas (the “SIA”) or the IBCA in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and/or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Other Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws of the United States and the securities Laws of any country other than the United States or the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”); (v) the other Consents of Governmental Entities and Educational Agencies listed in Section 3.03(c) of the Company Disclosure Letter; and (vi) such other Consents which, if not obtained or made have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly and unanimously adopted by vote at a meeting of the directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement and the Articles of Merger be submitted to Company’s shareholders for authorization, adoption and approval and (iv) recommended that Company’s shareholders vote in favor of the authorization, adoption and approval of this Agreement and the transactions contemplated hereby (collectively, the “Company Board Recommendation”).

(e) Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.07, no “fair price,” “moratorium,” “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation enacted under any Laws applicable to the Company or any of its Subsidiaries is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company has no “rights plan”, “poison pill” or similar agreement or plan in effect.

Section 3.04 SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a) SEC Filings. Except as set forth on Section 3.04(a) of the Company Disclosure Letter, the Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2013 (the “Company SEC Documents”). The Company has made available (including via the SEC’s EDGAR filing system) to Parent all such Company SEC Documents that it has so filed or furnished prior to the date hereof. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes Oxley Act and the respective rules and regulations promulgated thereunder applicable to such Company SEC Documents. As of the date filed with the SEC, none of the Company SEC Documents (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or an outstanding SEC investigation. As of the date of this Agreement, none of the Company’s Subsidiaries is required to file or furnish as an issuer any forms, reports or other documents with the SEC pursuant to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents: (i) complied in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations, cash flows and changes in shareholders’ equity for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c) Disclosure Controls and Procedures. The Company maintains a system of “disclosure controls and procedures” (as such term is defined in paragraph (e) of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company has disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses in the design or operation of its “internal controls over financial reporting” (as defined in paragraph (f) of Rule 13a-15 under the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since the Compliance Date, neither the Company nor any of its Subsidiaries or any of their respective directors or officers has received from its auditors any written complaint, allegation, assertion or claim that the Company has engaged in improper accounting practices that are material to the consolidated financial statements of the Company and its Subsidiaries.

(d) Undisclosed Liabilities. The balance sheet of the Company dated as of June 30, 2015 contained in the Company SEC Documents is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that (i) are reflected or recorded on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, (iii) are incurred in connection with the transactions contemplated by this Agreement or any other transaction or agreement contemplated by this Agreement, (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (v) have been discharged or paid in full prior to the date of this Agreement, or (vi) are of a nature not required to be reflected on the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP (or in the notes thereto). Except as disclosed in the Company Balance Sheet, none of the Company or any of its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act.

(e) Sarbanes-Oxley Compliance. As of the date hereof, the Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NASDAQ.

Section 3.05 Absence of Certain Changes or Events. Except in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (a) since December 31, 2014 through the date of this Agreement, the business of the Company and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, (b) since December 31, 2014 through the date of this Agreement, there has not been or occurred a Company Material Adverse Effect and (c) since June 30, 2015 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would constitute a violation of clauses (b)(ii), (b)(iii), (e), (f), (g) (ignoring, for purposes of this Section 3.05(c), the $2,500,000 threshold in Section 5.01(g)), (i), (l) or (n) of Section 5.01.

Section 3.06 Taxes.

(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have filed or caused to be filed all Tax Returns required to be filed by them for Tax periods beginning on or after January 1, 2000, and such Tax Returns are true, complete and correct, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Taxes shown to be due and owing on any Tax Return filed by the Company or any of its Subsidiaries have been or will be timely paid and all other Taxes required to be paid have been timely paid, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for Taxes being contested in good faith by appropriate proceedings.

(b) Withholding. The Company and each of its Subsidiaries have withheld each Tax required to have been withheld in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Liens. There are no Liens for unpaid Taxes upon the assets of the Company or any of its Subsidiaries, other than Permitted Liens and such Liens that have not had and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect.

(d) Tax Deficiencies and Tax Audits. There are no Tax audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or, pending with respect to any material Taxes of the Company or any of its

Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice indicating an intention to begin a Tax audit or other review with respect to material Taxes of the Company or any of its Subsidiaries.

(e) Certain Transactions. Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(f) Controlled Foreign Corporations. As of the date hereof, neither the Company nor any of its Subsidiaries is a “controlled foreign corporation” as defined in Section 957 of the Code, other than Mandara Spa de Mexico, S. De R.L. de C.V. (Mexico).

(g) Liability for Taxes of Others. Except as set forth on Section 3.06(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) is a party to any Tax sharing or Tax indemnity agreement, other than any such agreement (x) solely between or among any of the Company and its Subsidiaries or (y) not relating primarily to Taxes and entered into in the ordinary course of business or (ii) has any liability for any Tax of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

Section 3.07 Intellectual Property.

(a) Company-Owned IP. Section 3.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all Company-Owned IP that is the subject of any issuance, registration, certificate, application or other filing by, to or with any Governmental Entity or domain name registrar, including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing.

(b) Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to Company-Owned IP, free and clear of all Liens other than Permitted Liens, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries owns or has a valid and enforceable right to use all of the Intellectual Property used in the business of the Company and its Subsidiaries as currently conducted, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the avoidance of doubt, the foregoing is not intended to constitute a representation or warranty regarding the infringement, misappropriation or other violation of third party Intellectual Property, which matters are addressed solely in Section 3.07(d). Except as set forth on Section 3.07(b) of the Company Disclosure Letter, or pursuant to franchise or like agreements entered in the ordinary course of business, to the Knowledge of the Company, no Person possesses any rights that would restrict or conflict in any material respect with the use by the Company or any of its Subsidiaries of the Elemis, Bliss or Ideal Image

Trademarks in connection with their current use for beauty, health and spa-related products and services in the United States or in any other country in which the Company or any of its Subsidiaries currently operates.

(c) Validity and Enforceability. To the Knowledge of the Company, (i) the Company and its Subsidiaries’ rights in their registrations for the Elemis, Bliss or Ideal Image Trademarks are valid and enforceable and (ii) the Company’s and its Subsidiaries’ rights in all other Company-Owned IP are valid and enforceable except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the material Company-Owned IP (including by paying all required maintenance and renewal fees and filing statements of use, affidavits of continued use and the like) and to protect and preserve the confidentiality of all material Trade Secrets included in the Company-Owned IP. The transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or any Subsidiary in or to the Company-Owned IP and the Company Systems, and all of the Company-Owned IP and the Company Systems shall be owned or available for use by the Company or such Subsidiary immediately after the Closing on terms and conditions identical to those under which the Company or such Subsidiary owned or used the Company-Owned IP and the Company Systems immediately prior to the Closing, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Non-Infringement. To the Knowledge of the Company, in the past six (6) years, (i) the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property of any other Person; and (ii) no third party is infringing upon, violating or misappropriating any Company-Owned IP, except, in each case of clauses (i) and (ii) above, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) IP Legal Actions and Orders. There are no material Legal Actions that have been brought in the past three (3) years, are currently pending or, to the Knowledge of the Company, have been threatened in the past two (2) years: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries or (ii) challenging the validity, enforceability, use, registrability or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any material Company-Owned IP. The Company and its Subsidiaries are not subject to any outstanding Order or settlement that restricts or impairs the use of any Company-Owned IP in any material respect.

(f) Computer Systems. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Software, communications devices, networks and other technology owned, leased or licensed by the Company and its Subsidiaries (collectively, the “Company Systems”) are sufficient for the current conduct of their business, and (ii) during the past twelve (12) months, no error, virus, bug, worm, time bomb, or drop dead device has caused a material disruption or failure of the operation of the Company or any of its Subsidiaries’ business, and there have been no breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in a material disruption or failure of the operation of the Company or any of its Subsidiaries’ business. Except where the failure to take such action has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain commercially reasonable standards with respect to security, disaster recovery and business continuity plans, procedures and facilities, and act in compliance therewith.

(g) Data Security. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Data Security Requirements, and the Companies and its Subsidiaries, and the operation of their respective businesses (including with respect to any websites and any personal information or other data processed, collected, stored, used, disseminated or disposed of by or on behalf of any Company or any of its Subsidiaries in connection therewith), have not violated any applicable Data Security Requirements. In the past two (2) years, no material written notices have been received by any Company or any of its Subsidiaries, no material Legal Action has been asserted, and, to the Knowledge of the Company, no material audit or investigation has been conducted with regard to any actual or alleged material violation of any Data Security Requirements by the Company or any of its Subsidiaries. In the past two (2) years, (i) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any material breach of the security of the Computer Systems or any personal, confidential or other sensitive information in its possession or under its control, and (ii) neither the Company nor any Subsidiary has been required under any applicable Data Security Requirements to notify any Persons of the foregoing.

Section 3.08 Compliance; Anti-corruption; Permits.

(a) Compliance. The business of the Company and each of its Subsidiaries is and, since the Compliance Date, has been conducted, in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Compliance Date, no Governmental Entity has issued any written notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) HIPAA. The Company and its Subsidiaries are in compliance with HIPAA as it governs the privacy and security of Protected Health Information (as defined by HIPAA) (“Protected Information”), except for non-compliance, unauthorized disclosure or Breach that has not had or would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the extent applicable, the Company and its Subsidiaries have (i) adopted privacy and security policies and procedures in accordance with HIPAA, (ii) executed a Business Associate Agreement with each Business Associate (as defined in HIPAA) with which it does business, (iii) established and currently maintains appropriate administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of Protected Information, (iv) afforded its patients all individual rights, including access to records, required by HIPAA and (v) performed its obligations under HIPAA, including completion of a HIPAA security risk assessment, in each case, as are necessary to comply with HIPAA and except where the failure to do so has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from any Person or Governmental Entity alleging any material non-compliance or unauthorized disclosure in violation of HIPAA or Breach (as defined by HIPAA), except for non-compliance, unauthorized disclosure or Breach that has not had or would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof and to the Knowledge of the Company, the Company is not currently subject to any audit, inquiry, proceeding, investigation or enforcement action by any Governmental Entity related to Protected Information.

(c) Health Care Compliance.

(i) From the Compliance Date until the date hereof, neither the Company nor any of its Subsidiaries have participated in or received reimbursement for services provided by the Company or any of its Subsidiaries from any federal or state health care program, including without limitation, Title XVIII of the Social Security Act (Medicare) or Title XIX of the Social Security Act (Medicaid).

(ii) The Company and its Subsidiaries are in compliance with all laws, regulations and pronouncements of state agencies or licensing boards relating to the regulation of the corporate practice of medicine and the employment of physicians and other health care professionals, except where such non-compliance has not resulted and would not reasonably be expected to result, individually or in the aggregate, in material Liability to the Company and its Subsidiaries, taken as a whole. The Company has not received any written notice or communication from any Person or Governmental Entity alleging non-compliance with state laws governing the manner in which the Company provides health care services to its customers or the employment by Company of physicians and other health care professionals, except where such non-compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) The Company and its Subsidiaries are in compliance with the Federal Food, Drug, and Cosmetic Act of 1938, 21 U.S.C. § 301 et seq. (the “FDCA”) and the regulations issued thereunder that regulate the Company, its Subsidiaries and their respective products, except where the failure to be in such compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from any Person or Governmental Entity alleging non-compliance with the FDCA or similar state laws, except where such non-compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Anti-Corruption. To the Company’s Knowledge, in the past five years, none of the Company, its Subsidiaries, or any agent acting at its or their direction has provided, offered, gifted or promised, directly or knowingly through another person, anything of value to any Person employed by or that is deemed an official or an agent of any Governmental Entity or Educational Agency or any political party or that is a candidate for Governmental Entity or Educational Agency office in violation of any requirement under the Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption laws that, in any such case, has resulted in or would reasonably be expected to result in liability that is material to the Company or its Subsidiaries.

(e) Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses as such businesses are being operated as of the date hereof (including as applicable in respect of the delivery by the Company and its Subsidiaries of medical or other health care services to customers, the use of medical devices, the use and distribution of pharmaceutical products and the disposal of medical waste), all permits, licenses, clearances, authorizations and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of all Permits, except where the failure to be in such compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.09 Litigation. As of the date hereof, there is no claim, complaint, charge, action, hearing, suit, arbitration, proceeding or, to the Knowledge of the Company, investigation, or audit (each, a “Legal Action”), pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, in each case, by or before any Governmental Entity or an arbitrator, other than any such Legal Action (a) disclosed on Section 3.09 of the Company Disclosure Letter or (b) that has not had or would not reasonably be expected to have, individually or in the aggregate with all other Legal Actions not disclosed on Section 3.09 of the Company Disclosure Letter, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is subject to any order, writ, assessment, decision, injunction, award, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Brokers’ and Finders’ Fees. The Company has not engaged any broker or finder or other similar Person for which it shall be liable for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Jefferies LLC as financial advisor to the Special Committee (the “Financial Advisor”). The Company has disclosed to Parent the calculation of the approximate amount of the fee payable to the Financial Advisor as a result of the Merger proposed by this Agreement.

Section 3.11 Employee Matters.

(a) Schedule. Section 3.11(a) of the Company Disclosure Letter contains an accurate and complete list of (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) each other material employment, separation, change of control, retention, severance, deferred compensation, bonus, incentive, performance, share, share-based, equity, equity-based, retirement, fringe benefit, consulting, and other benefit or compensation plan, program, Contract, agreement or arrangement in each case of (i) or (ii) whether funded or unfunded, which is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any of its Subsidiaries or any of their respective ERISA Affiliates has any material Liability, in each case, other than a Multiemployer Plan (as defined in Section 3.11(c)) or a Foreign Company Employee Plan (as defined in Section 3.11(i) below) (collectively, the “Company Employee Plans”).

(b) Documents. The Company has made available to Parent correct and complete copies of all material Company Employee Plans and amendments thereto (or, in the case of any material Company Employee Plan that is unwritten, descriptions of all material terms thereof) and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts in effect, (ii) the most recent determination letter, opinion letter, or advisory letter received regarding the tax-qualified status of each Company Employee Plan, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recently filed plan year for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan and (vi) the most recent actuarial valuation report related to each Company Employee Plan.

(c) Employee Plan Compliance. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Employee Plan (other than any multiemployer plans within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered, funded and maintained in material compliance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified, have received timely determination or opinion letters from the IRS to the effect that such Company Employee Plans are so qualified and no such determination or opinion letter has been revoked nor has any such revocation been threatened, and, to the Knowledge of the Company no circumstance exists that is likely to result in the loss of or adversely affect such qualified status under Section 401(a) of the Code; (iii) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (iv) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective ERISA Affiliates has engaged in a transaction that would subject the Company, any of its Subsidiaries or any ERISA Affiliate of any of them to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; and (v) there has been no breach of fiduciary duty (as determined under ERISA) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third-party fiduciary with respect to any Company Employee Plan.

(d) Certain Company Employee Plans. (i) No Company Employee Plan is a defined benefit plan (as defined in Section 3(35) of ERISA) or a “multiple employer plan” within the meaning of Section 413(c) of the Code, (ii) none of the Company or any of its Subsidiaries or ERISA Affiliates has at any time within the six years immediately preceding the date hereof contributed to , and neither the Company nor any of its Subsidiaries has any Liability under or with respect to, any such defined benefit plan or multiple employer plan, (iii) no Company Employee Plan is subject to the minimum funding standards of Sections 302 or 303 of ERISA or Sections 412 or 430 of the Code and (iv) no Company Employee Plan is a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(e) Multiemployer Plan. Except as set forth on Section 3.11(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries contributes to, has any obligation to contribute to, or has any Liability under or with respect to, any Multiemployer Plan. Neither the Company nor any of its Subsidiaries is bound by any Contract or has any Liability described in Section 4204 of ERISA and no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by a Multiemployer Plan) has been incurred by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination, and all contributions (including installments) required to be made by the Company or any of its Subsidiaries to any Multiemployer Plan have been timely made.

(f) No Post-Employment Obligations. Except as set forth on Section 3.11(f) of the Company Disclosure Letter, and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole: (i) no Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, except pursuant to COBRA or other applicable Law and (ii) none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except pursuant to COBRA or other applicable Law.

(g) Effect of Transaction. Except as set forth in Section 3.11(g) of the Company Disclosure Letter, neither the execution of this Agreement, the consummation of the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation or benefits due to any such individual, (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Employee Plan or Foreign Company Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan or Foreign Company Employee Plan or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(h) Indemnity for Taxes. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(i) Foreign Company Employee Plans. Section 3.11(i) of the Company Disclosure Letter contains an accurate and complete list of each material plan, program, Contract, policy or arrangement that would have been a Company Employee Plan but for the fact that it is maintained outside or on behalf of workers located outside of the United States, other than any plan, program or arrangement required to be maintained or contributed to by the applicable Laws of any non-U.S. jurisdiction (collectively, the “Foreign Company Employee Plans”), and the Company has made available to Parent correct and complete copies of each Foreign Company Employee Plan and each amendment thereto in each case that are in effect as of the date hereof. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Foreign Company Employee Plan has been established, administered, funded and maintained in accordance with its terms and in compliance with applicable Laws; (ii) each Foreign Company Employee Plan that is intended to qualify for favorable tax treatment is so-qualified or is entitled to rely on a determination or opinion letter to that effect from the relevant authorities in the applicable jurisdiction and, no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened and, to the Knowledge of the Company, no circumstance exists that is likely to result in the loss of or adversely affect such qualified status; and (iii) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by any Governmental Entity or other Person (other than routine claims for benefits) with respect to any Foreign Company Employee Plan. With respect to any compensation or benefit plan, program or Contract required to be maintained or contributed to by the Company or any of its Subsidiaries pursuant to the applicable Laws of any non-U.S. jurisdiction, except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, all payments, premiums, contributions, reimbursements or accruals or other Liabilities for all periods ending prior to or as of the Closing Date have been timely made. Neither the Company nor any of its Subsidiaries have ever participated in, or received a contribution notice or financial support direction in respect of, a UK DB Plan. No Company Employee has had his employment transferred to any UK Subsidiary from another employer in circumstances where the UK Employment Regulations applied to the transfer of his employment contract so as to give rise to any liability to provide enhanced pension benefits payable before normal retirement date including on invalidity, redundancy or termination of employment.

(j) Labor. Except as set forth on Section 3.11(j) of the Company Disclosure Letter, neither Company nor any of its Subsidiaries is or at any time since January 1, 2014, has been, party to any collective bargaining or similar agreement with any labor union or labor organization. No work stoppage, slowdown, or labor strike against the Company or any of its Subsidiaries has occurred in the last two (2) years, is pending or is, to the Knowledge of the Company, threatened, except any such stoppage, slowdown or strike that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. In the past two (2) years, to the Knowledge of the Company, there has been no material union organizing activity by any labor union or labor organization directed at the Company or any of its Subsidiaries. Except as has not resulted in and would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has or, based on its classification practices, would have, any Liability under any applicable Law arising out of the classification of any Person who provides services to the Company as a consultant, independent contractor or temporary employee, as applicable.

(k) WARN Act. The Company and its Subsidiaries are in compliance in all material respects with the federal Worker Adjustment and Retraining Notification Act, and any similar applicable state, local or other Law (collectively, the “WARN Act”).

(l) Each Company Equity Award (i) was granted with an exercise price equal to or greater than the fair market value of the underlying shares of capital stock or other equity securities on the date of grant in compliance with Section 409A of the Code, (ii) has not had its exercise date or grant date delayed or “back-dated” and (iii) has been issued in compliance in all material respects with the terms of the applicable Company Share Plan.

Section 3.12 Real Property and Personal Property Matters.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of the Owned Real Estate. The Company and its Subsidiaries have good, valid and marketable fee simple title to all of the Owned Real Estate, free and clear of all Liens, except for Permitted Liens. Except as disclosed on Section 3.12(a) of the Company Disclosure Letter, there are no leases, subleases, or other similar agreements affecting the Owned Real Estate, nor any outstanding options to purchase the Owned Real Estate. Except as set forth in Section 3.12(a) of the Company Disclosure Letter and except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Estate (the “Improvements”) are (i) in good working condition and repair in all material respects, ordinary wear and tear excepted and (ii) sufficient for the operation of the Company’s business.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a true and complete list of all Leases under which the Company or any of its Subsidiaries leases, occupies or subleases any Leased Real Estate. True, correct and complete copies of the Leases have been made available to Parent. This Section 3.12 does not relate to Intellectual Property matters.

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Letter and except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have valid leasehold or subleasehold interests in all Leased Real Estate, in each case free and clear of all Liens, except for Permitted Liens; (ii) the Company and each of its Subsidiaries, and to the Knowledge of the Company, each other party to a Lease, has complied with the terms of all Leases, and all Leases are valid and in full force and effect, enforceable in accordance with their terms against the Company or Subsidiary party thereto and, to the Knowledge of the Company as of the date hereof, the counterparties thereto; (iii) neither the Company nor any of its Subsidiaries has received or provided any written notice that it has breached or violated any Lease or of any event or occurrence that has resulted or could reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease; (iv) the other party to such Lease is not an Affiliate of the Company or any Subsidiary; and (v) the Company or its Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Estate or any portion thereof. There is no condemnation proceeding pending or, to the Knowledge of the Company, threatened against any of the Real Estate, except which has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Environmental Matters. Except as set forth on Section 3.13 of the Company Disclosure Letter and except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and since the Compliance Date, have been, in compliance with all Environmental Laws, which compliance has included and includes the possession, maintenance of, compliance with, and application for, all Permits required under Environmental Laws for the occupation of the Real Estate and operation of the business of the Company and its Subsidiaries as currently conducted.

(b) Neither the Company nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, marketed, distributed or released any Hazardous Materials, including in violation of Environmental Laws, at any Real Estate or any other location or (ii) to the Knowledge of the Company, exposed any employee or any other Person to any Hazardous Materials, in each case under circumstances or conditions so as to give rise to any material Liability of the Company or any of its Subsidiaries under any Environmental Law.

(c) There is no pending, and to the Knowledge of the Company there is no threatened, Legal Action against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice in each case alleging any material Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal or any other remediation or compliance action under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation on the Company or any of its Subsidiaries pursuant to Environmental Laws or with respect to Hazardous Materials. Neither the Company nor any of its Subsidiaries has assumed, provided an indemnity with respect to or otherwise become subject to any material Liability of any other Person pursuant to Environmental Laws or with respect to Hazardous Materials (other than pursuant to Leases in effect as of the Closing Date or other customer contracts or other agreements entered into in the ordinary course of business).

Section 3.14 Material Contracts.

(a) Except as set forth on Section 3.14(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is party to or bound by any Contract:

(i) required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

(ii) relating to any partnership, joint venture or similar arrangement (other than with respect to any partnership that is wholly owned by the Company and/or any wholly owned Subsidiary of the Company) in which the Company or any of its Subsidiaries has an interest and that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) (A) containing covenants purporting to restrict in any material respect the Company or its Subsidiaries (or would so limit the freedom of the Surviving Company or any of its Affiliates after the Closing Date) from engaging in any line of business or geographical area, or the ability of the Company or its Subsidiaries to sell any products to any material potential or actual customer, to compete with any Person (or would so limit the freedom of the Surviving Company or any of its Affiliates after the Closing Date), or (B) granting any third Person “most favored nation” pricing terms;

(iv) pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $10,000,000 outstanding under such Contract (other than intercompany Indebtedness);

(v) that is material to the business of the Company and its Subsidiaries and grants or obtains rights to use material Intellectual Property (other than inter-company licenses, licenses of generally commercially available Software and non-exclusive licenses contained in franchise, distribution, supply, services or manufacturing agreements entered into in the ordinary course of business);

(vi) which (x) relates to the acquisition or disposition of assets (other than in the ordinary course of business) or capital stock or other Equity Interests (by merger, capital contribution or otherwise) of any Person for aggregate consideration in excess of $10,000,000 pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other contingent payment obligations after the date of this Agreement in excess of $2,000,000 or (y) gives any Person the right to acquire any assets of the Company or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property) after the date of this Agreement with a total consideration of more than $5,000,000;

(vii) which requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate during the twelve (12) months following the date hereof, except for commitments or expenditures contemplated by the capital budgets set forth on Section 5.01 of the Company Disclosure Letter;

(viii) which restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries; or

(ix) not disclosed pursuant to the other subsections of this Section 3.14(a) (other than this Agreement or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) under which the Company or any of its Subsidiaries are obligated to make or receive payments in excess of $10,000,000 during the twelve (12) months from the date of this Agreement.

(b) The Contracts required to be set forth on Section 3.14(a) of the Company Disclosure Letter in response to clauses (i)-(ix) above, together with the Contracts set forth on Section 3.14(a)(x) of the Company Disclosure Letter, are referred to herein as the “Company Material Contracts”. True and complete copies of each Company Material Contract have been made available to Parent as of the date hereof. Each Company Material Contract is a valid and binding obligation of the Company and/or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, is in full force and effect and enforceable against the other party or parties thereto in accordance with its terms (except to the extent that any Company Material Contract expires or has expired in accordance with its terms), except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the Company nor any Subsidiary of the Company is in material breach of or default under the terms or conditions of any Company Material Contract, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default with respect to any material terms or conditions of any Company Material Contract. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has received written notice of termination or cancellation of any Company Material Contract (except for termination, cancellation or expiration in accordance with the terms thereof) that has not been withdrawn.

Section 3.15 Certain Information. The Proxy Statement will not, when filed with the SEC and at the time it is mailed to the Company’s shareholders and as of the date of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference therein. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

Section 3.16 Opinion of Financial Advisor. The Company Board and the Special Committee have received the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Shares. A copy of such opinion will be provided to Parent after receipt thereof by the Company solely for informational purposes, it being understood and agreed that such opinion is solely for the benefit of the Special Committee and the Company Board and may not be relied upon Parent or Merger Sub.

Section 3.17 International Trade Matters.

(a) The Company and its Subsidiaries are and at all times within the past three (3) years have been in compliance with all applicable International Trade Laws, except as such non-compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity during the past three (3) years that alleges that the Company or any of its Subsidiaries is not, or may not be, in compliance with, or has, or may have, any Liability under, any International Trade Laws, except as such non-compliance or Liability has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no civil or criminal investigation, litigation, audit, compliance assessment, focused assessment, penalty proceeding or assessment, liquidated damages proceeding or claim or any other action by a Governmental Entity involving or otherwise relating to any alleged or actual violation of any International Trade Laws except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Educational Laws and Educational Approvals. Except as set forth on Section 3.18 of the Company Disclosure Letter:

(a) The Company, its Subsidiaries, and each School has been, since the Compliance Date, in compliance with all applicable Educational Laws, except where the failure to be in such compliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Compliance Date, the Company, its Subsidiaries and each School has held and presently holds all material Educational Approvals, including approvals for individual educational programs, necessary to conduct the SEG Business. The SEG Business and each School has been, since the Compliance Date, in compliance with the terms and conditions of all such Educational Approvals, except where such non-compliance has not or would not reasonably be expected to, individually or in the aggregate, result in material Liability to the SEG Business. Each such Educational Approval is in full force and effect in all material respects, and, to the Knowledge of the Company, no proceeding for the suspension, limitation, revocation, termination or cancellation of any such Educational Approval is pending (except, for the avoidance of doubt, audits and investigations by Educational Agencies occurring in the ordinary course of business and periodic recertification processes). Since the Compliance Date, no application made by the SEG Business or any School to any Educational Agency has been denied, except where such denial has not resulted or would not reasonably be expected to result, individually or in the aggregate, in material Liability to the SEG Business.

(b) Since the Compliance Date, none of the Company, any of its Subsidiaries or any School has received written notice of any violation of any Educational Law related to maintaining and retaining in full force and effect any Educational Approvals necessary for any School, except where such violation has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since the Compliance Date, each School has complied in all material respects with Title IV Program requirements, as set forth at 20 U.S.C. § 1094(a)(20) and implemented at 34 C.F.R. § 668.14(b)(22), regarding the payment of a commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.

(d) Since the Compliance Date, the Company, its Subsidiaries and each School have complied in all material respects with Applicable Laws and Educational Laws related to the extension of credit or that are otherwise applicable to any educational financing program offered to students by the Schools, including, but not limited to, the Truth in Lending Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act, except where such violation has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Each School has complied in all material respects with all Educational Agency requirements concerning the proper calculation and timely reporting of student outcomes, including but not limited to retention, completion or graduation, and placement or employment rates, as applicable, and the methodology for calculating such rates, except where such violation has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) To the Knowledge of the Company, none of the Company or its Subsidiaries or any Person that exercises Substantial Control over any of the Company its Subsidiaries, or any School, or member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together (i) exercises or, since the Compliance Date, has exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(g) To the Knowledge of the Company, none of the Company, its Subsidiaries, or any School has employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(h) To the Knowledge of the Company, none of the Company, its Subsidiaries, or any School has, since the Compliance Date contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(i) None of the Company, its Subsidiaries, any School, or any Affiliate of any School or other Person that has the power, by contract or ownership interest, to direct or cause the direction of management or policies of any School has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(j) None of the Company, its Subsidiaries, any School or any chief executive officer thereof has pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(k) Since the Compliance Date, to the Knowledge of the Company, none of the Company, its Subsidiaries or any School has contracted with or employed any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Entity or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

Section 3.19 Affiliate Transactions. There have not been during the preceding two (2) years any agreements, Contracts, arrangements or understandings or series of related agreements, Contracts, arrangements or understandings that were required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization. Each of Parent and Merger Sub is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

Section 4.02 Authority; Non-contravention; Governmental Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for the filing of the Articles of Merger with, and the delivery any other documents or instruments or fees required under the IBCA to, the Registrar General. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub, compliance with the provisions hereof by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the memorandum of association or articles of association of Parent or Merger Sub, as applicable; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 4.02(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, will not have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(c) Governmental Consents. No Consent of any Governmental Entity or Educational Agency is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with, and the delivery any other documents or instruments or fees required under the IBCA to, the Registrar General; (ii) such filings and reports as may be required pursuant to the Securities Act, the Exchange Act, the SIA or the IBCA in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country or the rules and regulations of the NASDAQ; and (v) such other Consents which if not obtained or made will not, individually or in the aggregate, have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 4.03 Certain Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, when filed with the SEC and at the time it is mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement, based on information supplied by or on behalf of Company or any other Person (except for Parent, Merger Sub or their Affiliates) in writing expressly for inclusion or incorporation by reference therein.

Section 4.04 Financial Capability.

(a) Parent has delivered to the Company true and complete copies of (i) the executed commitment letter from the lenders listed therein, including any related fee letter in redacted form, dated as of the date hereof (as amended or otherwise modified, in each case but only to the extent permitted under Section 5.14(a), the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Merger Sub for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”) and (ii) the executed equity commitment letter, dated as of the date hereof (as amended or otherwise modified, in each case but only to the extent permitted under Section 5.14(a), the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from the investors listed therein pursuant to which, and subject to the terms and conditions thereof, the investors parties thereto have committed to invest the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereto.

(b) As of the date hereof, all of the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and, in the case of the Debt Commitment Letter only, to Parent’s Knowledge, the other parties thereto. Except for a fee letter relating to fees with respect to the Debt Financing (a complete copy of which has been provided to the Company, with only fee amounts, market flex provisions and certain other economic terms (none of which would adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing) redacted), as of the date hereof there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the Financing that could adversely affect the availability, conditionality, timeliness or sufficiency of the Financing other than as expressly set forth in the Financing Commitments and delivered to the Company prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of Parent or Merger Sub under any term, or a failure of any condition, of the Financing Commitments or (ii) to Parent’s Knowledge, result in any portion of the Financing contemplated thereby to be unavailable. Neither Parent nor Merger Sub has reason to believe that Parent would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger (as applicable), the aggregate proceeds of the Financing, if funded in accordance with the Financing Commitments, together with any cash on hand, will be sufficient to fund all of Parent’s and Merger Sub’s obligations under Article II of this Agreement, including the treatment of Company Share Options and Company Share Awards pursuant to Section 2.06 and payment of the Merger Consideration pursuant to Section 2.02(b), and all payments, fees and expenses payable by the Company, Parent or Merger Sub related to or arising out of the consummation of the transactions contemplated by this Agreement (collectively, the “Closing Amounts”), including the funding, refinancing or prepayment of any indebtedness or other obligations of the Company or its Subsidiaries set forth in the Company’s balance sheet that become due or payable by the Company or its Subsidiaries in connection with or as a result of the transactions contemplated by this Agreement and the payment of all related fees and expenses (collectively, the “Refinancing Amounts”). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing (including any “flex provisions”), other than as expressly set forth in the Financing Commitments.

Section 4.05 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantee duly executed by the Guarantor. The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.06 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any Order, whether temporary, preliminary or permanent, imposed upon Parent, any of its Subsidiaries, including Merger Sub, or any of their respective Affiliates, in each case, by or before any Governmental Entity, that will, individually or in the aggregate, have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 4.07 Ownership of Company Common Shares. Neither Parent nor any of its Affiliates, individually or in the aggregate, beneficially owns (as defined in Rule 13d-3 of the Exchange Act), or at any time during the past three (3) years has owned, directly or indirectly (including pursuant to derivative contracts) Company Common Shares or any other voting Equity Interests of the Company in an amount greater than 15% of the outstanding Company Common Shares or other voting Equity Interests of the Company, and none of Parent, its Subsidiaries, including Merger Sub, or Affiliates has any rights to acquire, directly or indirectly, Company Common Shares or any other voting Equity Interests that would result in any such Persons, individually or in the aggregate, owning more than 15% of the outstanding Company Common Shares or any other voting Equity Interests of the Company except pursuant to this Agreement.

Section 4.08 Operations of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.09 Interest in Competitors. None of Parent, Merger Sub or any of their respective Affiliates has any reason to believe that the identity of or any activities or relationships of Parent, Merger Sub or any of their respective Affiliates would reasonably be expected to materially interfere with, delay or reduce the likelihood of receipt of the consents, approvals and/or waivers to be obtained pursuant to Section 5.08(a).

Section 4.10 Investment Intention. Parent is acquiring through the Merger the shares of share capital of the Surviving Company for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of share capital of the Surviving Company have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 4.11 Brokers’ and Finders’ Fees. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Effective Time.

Section 4.12 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger and the accuracy in all material respects of the representations and warranties set forth in Article III (without giving effect to any “materiality” qualification or other similar qualifiers), each of Parent and the Surviving Company will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Closing Amounts and all associated costs and expenses of the Merger (including any the Refinancing Amounts) and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, be Solvent at and after the Effective Time. As used in this Section 4.12, the term “Solvent” means, with respect to a particular date, that at such time, (a) the sum of the assets, at a fair valuation, of Parent and Merger Sub (and, after the Merger, the Surviving Company) (on a consolidated basis) and of each of them (on a standalone basis) exceed their debts, (b) each of Parent and Merger Sub (and, after the Merger, the Surviving Company) (on a consolidated basis) and each of them (on a standalone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Merger Sub (and, after the Merger, the Surviving Company) (on a consolidated basis) and each of them (on a stand-alone basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.12, “debt” means any liability on a claim, and “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.13 WARN Act. Parent and Merger Sub are neither planning nor contemplating, and Parent and Merger Sub have neither made nor taken, any decisions or actions concerning the employees of the Company after the Closing that would require, prior to the Effective Time, the service of notice under the WARN Act or other Laws.

Section 4.14 Agreements with Management. There are no contracts, undertakings, commitments, agreements, arrangements, obligations or understandings between any of Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Board of Directors or any of the Company’s Affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.15 Parent Education Matters.

(a) To the Knowledge of Parent (which, with respect to any of the controlled Affiliates of Guarantor, shall be without any duty of inquiry or investigation), no facts or circumstances exist that are attributable to Parent or any of the controlled Affiliates of the Guarantor (but, with respect to any of the controlled Affiliates of the Guarantor, only to the extent that any such facts or circumstances arise from the period in which such Person was a controlled Affiliate of the Guarantor) or any Person that exercises Substantial Control with respect to Parent or any of the controlled Affiliates of the Guarantor (but, with respect to any of the controlled Affiliates of the Guarantor, only to the extent that any such facts or circumstances arise from the period in which such Person was a controlled Affiliate of the Guarantor), that would reasonably be expected, individually or in the aggregate, to adversely affect the ability of the parties to obtain any of the Pre-Closing Educational Consents or ED Pre-Acquisition Review Notices or to make any of the Pre-Closing Educational Notices or Pre-Closing Educational Courtesy Notices.

(b) Neither Parent, nor, to the Knowledge of Parent (which shall be without any duty of inquiry or investigation), any of the controlled Affiliates of the Guarantor (but, with respect to any of the controlled Affiliates of the Guarantor, only during the period in which such Person was a controlled Affiliate of the Guarantor), nor any Person that exercises Substantial Control with respect to Parent or, to the Knowledge of Parent (which shall be without any duty of inquiry or investigation), any of the controlled Affiliates of the Guarantor (but, with respect to any of the controlled Affiliates of the Guarantor, only during the period in which such Person was a controlled Affiliate of the Guarantor) has owned, operated, or exercised Substantial Control, either directly or indirectly, over any postsecondary institution.

(c) To the Knowledge of Parent, none of Parent, its Subsidiaries or any Person that exercises Substantial Control over Parent or any of its Subsidiaries, or member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together exercises or, since the Compliance Date, has exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or owes a liability for a Title IV Program violation.

(d) Since the Compliance Date, to Parent’s Knowledge, neither Parent nor any of its Subsidiaries has employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(e) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has, since the Compliance Date, contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(f) None of Parent, its Subsidiaries or any Person that has the power, by contract or ownership interest, to direct or cause the direction of management or policies of Parent or any of its Subsidiaries has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(g) None of Parent, its Subsidiaries or any chief executive officer thereof, have pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(h) None of Parent, its Subsidiaries or any chief executive officer thereof, have pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

Section 4.16 Acknowledgement of Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in the certificate delivered by the Company pursuant to Section 6.02(d), (a) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and Parent and Merger Sub are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement, (b) no person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent or Merger Sub as having been authorized by such entity and (c) any financial estimate, projection, prediction, forecasts or plans or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and then only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article III. Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent investigation.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement or as required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), conduct its business, in all material respects, in the ordinary course of business, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, use its reasonable best efforts to keep available the services of its and its Subsidiaries’ current officers and key employees and use its reasonable best efforts to preserve its and its Subsidiaries’ present relationships with material customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 5.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly contemplated or permitted by this Agreement or as set forth on Section 5.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend the articles of association or memorandum of association (or other comparable organizational documents) of the Company or any of its Subsidiaries;

(b) (i) split, combine or reclassify any Company Common Shares or Equity Interests of the Company, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Common Shares or Equity Interests of the Company, except pursuant to the Company Share Plans or other documents set forth on the Company Disclosure Letter, or (iii) declare, set aside or pay any dividend or distribution (whether in cash, shares, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its share capital or Equity Interests (other than among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries);

(c) issue, sell, pledge, dispose of or encumber any Company Common Shares or Equity Interests of the Company or any of its Subsidiaries, other than (i) the issuance of Company Common Shares upon the exercise and/or vesting of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms, (ii) the issuance of Company Equity Awards pursuant to any written commitment to issue Company Equity Awards disclosed and described on Section 5.01(c) of the Company Disclosure Letter and the issuance of Company Common Shares upon the exercise or vesting of any such Company Equity Awards, (iii) the issuance of the True-Up Shares, if any, in accordance with Section 2.06(b) or (iv) transactions solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(d) except as required by applicable Law or by any Company Employee Plan, Foreign Company Employee Plan or Contract in effect as of the date of this Agreement, (i) increase the compensation payable by the Company or any of its Subsidiaries to directors, officers or employees, other than increases in base salary made in the ordinary course of business, (ii) enter into or amend in any respect any employment, severance, retention or change in control agreement other than entering into or amending employment agreements in the ordinary course of business with non-officer employees whose annual compensation opportunity is not (either before or following the execution of such employment agreement or amendment) in excess of $250,000, (iii) establish, adopt, enter into, amend, terminate, or accelerate rights under any Company Employee Plans or Foreign Company Employee Plans, or make any contribution to any Company Employee Plan or Foreign Company Employee Plan, (iv) take any action to fund the payment of compensation or benefits under any Company Employee Plan or otherwise, or (v) implement or announce any “mass layoff” or “plant closing” within the meaning of the WARN Act (or similar foreign Laws);

(e) acquire, by merger, consolidation, acquisition of shares or assets, or otherwise, any business or Person or division thereof or make any loans, advances or capital contributions to or investments in any Person (other such transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries) in excess of $1,000,000 in the aggregate and other than acquisitions of inventory, equipment, goods and services in the ordinary course of business;

(f) except for transactions exclusively among the Company and its Subsidiaries or among the Company’s Subsidiaries, (i) transfer, license, sell, lease or otherwise dispose of any assets outside of the ordinary course of business (whether by way of merger, consolidation, sale of shares or assets, or otherwise), including the capital stock or other Equity Interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from (A) transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business, (B) the lease and subleases of Owned Real Estate and Leased Real Estate, in each case, in the ordinary course of business, in each case, which are not material to the Company or its Subsidiaries, (C) sales of inventory in the ordinary course of business or (D) sales or other dispositions in the ordinary course of business pursuant to existing Contracts for the sale or purchase of goods or services, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(g) incur, offer, place, arrange, syndicate, assume or otherwise become liable for any indebtedness (directly, contingently or otherwise) for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, or incur, assume or other become liable for any obligations (directly, contingently or otherwise) under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof) or guarantee any such obligation of another Person, in excess of $2,500,000 in the aggregate, other than (i) indebtedness incurred under the Credit Agreement or incurred to replace, renew, extend, refinance or refund any such existing indebtedness in an amount not to exceed the amount of indebtedness available under the Credit Agreement, (ii) indebtedness incurred in connection with the financing of ordinary course trade payables, (iii) any indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries or (iv) guarantees by the Company of indebtedness of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 5.01(g);

(h) (i) amend or modify in any material respect, or consent to the termination of (other than at its stated expiration date), or waive any material provisions of, any Company Material Contract, other than in the ordinary course of business or (ii) enter into any new Contract with a term longer than twelve (12) months which cannot be terminated without penalty upon notice of sixty (60) days or less, that would have been a Company Material Contract if it were entered into on or prior to the date of this Agreement, other than in the ordinary course of business (except for any Company Material Contract that would have been required to be disclosed pursuant to Section 3.14(a)(ii) or Section 3.14(a)(iii) (unless such restriction is customary for such Contracts));

(i) make any material change in any method of financial accounting principles or practices, in each case except for any such change (i) required by a change in GAAP or applicable Law, (ii) required by a Governmental Entity or the Financial Accounting Standards Board or any similar organization or (iii) disclosed in the Company SEC Documents;

(j) make, change or rescind any material Tax election, adopt or change any material Tax accounting period or method of Tax accounting, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in liability, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries, or effect any material repatriation transaction not requested by Parent;

(k) except as expressly permitted by Section 5.03, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(l) abandon, encumber, convey title (in whole or in part), transfer, exclusively license, sell, lease or otherwise dispose of material Company-Owned IP, other than in the ordinary course of business;

(m) make or commit to make any capital expenditures in excess of $2,000,000, except for the expenditures contemplated by the capital budgets set forth in Section 5.01 of the Company Disclosure Letter or for expenditures required by applicable Law or in response to actual or threatened casualty loss or property damage;

(n) other than shareholder Legal Action, which is addressed in Section 5.17, settle or compromise any Legal Action or threatened Legal Action by or before a Governmental Entity or arbitrator if such settlement or compromise (i) with respect to the payment of monetary damages, involves the payment by the Company or any of its Subsidiaries of monetary damages (net of insurance proceeds) in excess of $3,000,000 individually or $6,000,000 in the aggregate or (ii) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole; or

(o) agree, authorize or make any commitment, in writing or otherwise, to do any of the foregoing.

Section 5.02 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company shall, and shall cause its Subsidiaries to, afford to Parent, its Financing Sources and their respective Representatives reasonable access, during normal business hours, on reasonable prior notice and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the properties, offices and other facilities and to all books, records and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish as promptly as reasonably practicable to Parent and its Financing Sources such other information concerning the business and properties of the Company and its Subsidiaries as Parent or its Financing Sources may reasonably request from time to time, other than any such information that relates to the negotiation and execution of this Agreement or (except as required under Section 5.03) to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions, provided, however, that neither Parent nor Parent’s Representatives shall be permitted to conduct any environmental or otherwise intrusive sampling. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would (i) jeopardize the protection of attorney-client privilege, competitively sensitive information or trade-secrets or contravene any Law or (ii) violate any of the Company’s or its Subsidiaries’ Contracts containing confidentiality obligations prohibiting such disclosure, except that, in the case of clause (i) or (ii), the Company and its Subsidiaries shall use reasonable best efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access. No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(b) Prior to the Effective Time, Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated May 26, 2015, between Catterton Management Company LLC and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.03 Solicitation.

(a) Any other provision of this Agreement to the contrary notwithstanding, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York, New York time on October 6, 2015 (the “Solicitation Period End-Date”), the Company (acting under the direction of the Special Committee) and its Representatives shall have the right to: (i) solicit, initiate, facilitate and encourage Takeover Proposals, including by way of providing access to non-public information (subject to entering into an Acceptable Confidentiality Agreement with each recipient); provided, however, that (A) any non-public information concerning the Company or its Subsidiaries that is provided or made available by the Company to any Third Party given such access which was not previously provided or made available to Parent shall be provided or made available to Parent substantially concurrently if such information is written, or, otherwise, reasonably promptly thereafter (and in any event within two (2) Business Days), and (B) the Company shall make available such portions of the Company Material Contracts set forth on Section 3.14(a)(x) of the Company Disclosure Letter to the extent relating to any commercially sensitive information or relating to pricing or other matters that are commercially sensitive or competitive in nature, the exchange of which would reasonably be expected to be harmful to the operations of the Company, in a manner no less favorable in all material respects to the Company than the manner in which such portions of such Contracts were made available to Parent, and (ii) enter into and maintain discussions or negotiations with respect to Takeover Proposals or any other proposals that could reasonably be expected to lead to a Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such requests, proposals, discussions or negotiations.

(b) Except with an Excluded Party or as expressly permitted by Section 5.03(d), following the Solicitation Period End-Date, the Company shall, and shall cause each of its Subsidiaries and direct its and their respective Representatives to, immediately (i) cease and terminate, as applicable, any and all solicitation, knowing encouragement, discussions or negotiations of, or with respect to, a Takeover Proposal or a potential Takeover Proposal with any Third Party, (ii) terminate access of any such Third Party (other than Parent, its Affiliates and their respective Representatives) to any physical or electronic data rooms related to a possible Takeover Proposal and (iii) request that any such Third Party and its Representatives promptly comply with its obligations to return or destroy all confidential information in accordance with the applicable confidentiality agreement executed by such Third Party. Except as expressly permitted by this Section 5.03, following the Solicitation Period End-Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its Subsidiaries and direct its and their respective Representatives not to, directly or indirectly, (A) except with an Excluded Party, solicit, initiate, or knowingly facilitate or encourage any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Takeover Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.03 (such as answering unsolicited phone calls to advise parties of the existence of this Section 5.03) shall not be deemed to “facilitate” or “encourage” for purposes of this Section 5.03(b)(A)), (B) except with an Excluded Party, conduct or engage in, enter into, continue or otherwise participate in any discussions or negotiations with or disclose any non-public information or data relating to the Company or any of its Subsidiaries to any Third Party that has made, or, to the actual Knowledge of the Company, is seeking or considering making, any Takeover Proposal, (C) approve, endorse or recommend any Takeover Proposal or (D) except for an Acceptable Confidentiality Agreement or Conditional Commitment permitted under this Section 5.03, enter into any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or other similar agreement relating to or providing for any Takeover Proposal or an acquisition agreement, merger agreement or similar definitive agreement relating to or providing for any Takeover Proposal (each, a “Company Acquisition Agreement”). Except as expressly permitted by this Section 5.03, neither the Company Board nor any committee thereof (including, for the avoidance of doubt, the Special Committee) shall (1) withhold, withdraw, amend, modify or qualify (or publicly propose or resolve to withhold, withdraw, amend, modify or qualify), in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (2) adopt, approve, endorse or recommend a Takeover Proposal, (3) following a request in writing by Parent that the Company Board Recommendation be reaffirmed publicly (it being agreed that Parent may only make two (2) requests pursuant to this clause (3)), fail to reaffirm publicly the Company Board Recommendation within ten (10) Business Days after Parent made such request (provided, if a public Takeover Proposal is made after such written request that requires a response from the Company pursuant to Rule 14d-9, the deadline to reaffirm the Company Board Recommendation shall be extended to the date the Company is required to file Schedule 14d-9 in respect of such public Takeover Proposal) or (4) agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”).

(c) Within forty-eight (48) hours after the Solicitation Period End-Date, the Company shall notify Parent of the identity of each Excluded Party, if any, and provide Parent the material terms and conditions of each Takeover Proposal then outstanding from each such Excluded Party (including copies of any such written Takeover Proposal). From and after the Solicitation Period End-Date, the Company shall notify Parent as promptly as reasonably practicable (but in any event within forty-eight (48) hours) in the event that (i) the Company, its Subsidiaries or Representatives receives any request for discussions or negotiations, any request for access to the properties or books and records of the Company or any of its Subsidiaries of which the Company or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to the Company or any of its Subsidiaries, in each case, by any Third Party that would reasonably be expected to be considering making a Takeover Proposal, (ii) the receipt of a Takeover Proposal or any material amendment thereto or (iii) the Company enters into any Acceptable Confidentiality Agreement. Such notice to Parent shall indicate the identity of the Person or group of Persons making such Takeover Proposal or amendment thereto and provide (A) with respect to any Takeover Proposal or amendment thereto made in writing, a copy of such written Takeover Proposal or amendment thereto provided (including, in each case, financing commitments with customary redaction) to the Company or any of its Subsidiaries and (B) with respect to any Takeover Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Takeover Proposal or amendment thereto. From and after the Solicitation Period End-Date, the Company shall keep Parent reasonably informed, on a reasonably current basis (and, in any event within forty-eight (48) hours of the Company’s Knowledge of any such event), of any material developments, discussions or negotiations regarding any Takeover Proposals, or material changes to the terms of, any such Takeover Proposal or any amendment thereto (including copies of any written proposed agreements). The Company hereby agrees that it shall not, and shall not permit its Subsidiaries to, enter into any Contract that prohibits or restricts it from providing to Parent the information contemplated by this Section 5.03(c).

(d) Notwithstanding anything to the contrary in this Section 5.03, at any time following the date of the Solicitation Period End-Date and prior to obtaining the Requisite Company Vote at a meeting called to consider the Merger (the “Shareholder Approval Date”), if the Company receives a bona fide written Takeover Proposal that did not result from a breach of Section 5.03(b) or Section 5.03(c), the Company may take the following actions, if and only to the extent that, the Company Board or the Special Committee, if such committee still exists, determines in good faith prior to taking any such action described in clauses (A), (B) or (C), after consultation with outside legal counsel and financial advisor, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal: (A) contact such Third Party to clarify the terms and conditions thereof, (B) furnish nonpublic information to the Third Party making such Takeover Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an Acceptable Confidentiality Agreement; provided, however, that (1) any non-public information concerning the Company or its Subsidiaries that is provided or made available by the Company to any Third Party given such access which was not previously provided or made available to Parent shall be provided or made available to Parent substantially concurrently, if such information is written, or otherwise promptly thereafter (and in any event within two (2) Business Days), and (2) the Company shall make available such portions of the Company Material Contracts set forth on Section 3.14(a)(x) of the Company Disclosure Letter to the extent relating to any commercially sensitive information or relating to pricing or other matters that are commercially sensitive or competitive in nature, the exchange of which would reasonably be expected to be harmful to the operations of the Company, in a manner no less favorable to the Company in all material respects than the manner in which such portions of such Contracts were made available to Parent; and (C) engage in discussions or negotiations with the third party with respect to such Takeover Proposal; provided, however, that, without limiting Section 5.03(c), the Company shall, prior to or substantially concurrently with engaging in such discussions or negotiations, or reasonably promptly thereafter (and in any event within two (2) Business Days), provide to Parent the material terms and conditions of such Takeover Proposal (including copies of any such written Takeover Proposal) made to the Company or any of its Subsidiaries.

(e) Notwithstanding anything to the contrary in this Section 5.03, at any time following the date of this Agreement and prior to obtaining the Requisite Company Vote, the Company Board may: (A) effect a Company Adverse Recommendation Change of the type contemplated by clause (1) of the definition thereof (or agree to take such action) in response to an Intervening Event; or (B) effect a Company Adverse Recommendation Change in response to a Superior Proposal and/or terminate this Agreement pursuant to Section 7.04(a) to enter into a definitive Company Acquisition Agreement with respect to such Superior Proposal so long as (x) in the case of clause (A) or (B), the Company Board or the Special Committee, if such committee still exists, concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, and (y) in the case of clause (B), such Superior Proposal did not result from a breach of this Section 5.03; provided, however, that, in each case, prior to taking any of the actions set forth in clause (A) or (B) of this Section 5.03(e):

(i) in the case of clause (A), (1) the Company Board or the Special Committee, if such committee still exists, has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action which notice will contain a reasonably detailed description of such Intervening Event and the reasons for the proposed Company Adverse Recommendation Change, (2) after providing such notice, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions in this Agreement and the Financing so that failure to effect a Company Adverse Recommendation Change in response to such Intervening Event would not be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law and (3) following the end of such notice period, the Company Board or the Special Committee, if such committee still exists, shall have considered in good faith any revisions to this Agreement proposed by Parent in writing in a form that would be a binding agreement if accepted by the Company, and shall have determined in good faith, after consultation with outside legal counsel, that failure to effect such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law even if such revisions were to be given effect; and

(ii) in the case of clause (B), (1) the Company Board or the Special Committee, if such committee still exists, has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the relevant proposed transaction agreements (including the proposed definitive agreement for such Superior Proposal and a copy of any financing commitments relating thereto or, to the extent not made in writing, a written summary of the material terms of any Superior Proposal, including, in each case, any financing commitments relating thereto) (a “Superior Proposal Notice”), (2) after providing such notice, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions in this Agreement and the Financing so that such Takeover Proposal no longer constitutes a Superior Proposal, (3) following the end of such notice period, the Company Board or the Special Committee, if such committee still exists, shall have considered in good faith any revisions to this Agreement and the Financing proposed by Parent in writing in a form that would be a binding agreement if accepted by the Company, and shall have determined (taking into account such proposed revisions), after consultation with outside legal counsel and financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal and, after consultation with outside legal counsel, that failure to take such actions in response to such Superior Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law and (4) in the event of any material change to the terms of or any change to the consideration payable to the holders of Equity Interests in connection with such Superior Proposal (or amendment thereof), the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period in clause (1) shall have recommenced and the condition in clauses (2) and (3) shall have occurred again, except that the notice period shall be at least two (2) Business Days (rather than the four (4) Business Days otherwise contemplated by clause (1) above).

(f) Only in connection with the Company Board or the Special Committee, if such committee still exists, providing a Superior Proposal Notice (to the extent otherwise permitted hereunder), the parties hereby agree that in order to enable the Special Committee (or the Company Board) to be sufficiently comfortable that the Superior Proposal that is the subject of the Superior Proposal Notice will remain available to the Company when and if this Agreement is terminated pursuant to Section 7.03(a) or Section 7.04(a), the Company may enter into a binding agreement (the “Conditional Commitment”) with the party making such Superior Proposal (the “Committed Bidder”), which Conditional Commitment (i) may provide that such Committed Bidder is obligated, on behalf of the Company, to pay the Termination Fee, (ii) may attach as an exhibit thereto a fully negotiated and signed agreement and the plan of merger relating to such Superior Proposal, which agreement, by its express terms, is effective only upon the payment of the Termination Fee and the termination of this Agreement in accordance with the terms hereof and (iii) may provide that the Company shall enter into such agreement and/or that such agreement shall automatically become binding on the Company only on and after (and in no event before) the occurrence of all of the following events: (A) the termination of this Agreement in accordance with its terms, (B) the payment by the Company (or by the Committed Bidder on behalf of the Company) of the Termination Fee and (C) without limiting Parent’s or Merger Sub’s obligations under this Agreement, shall not provide for the imposition of any liability or obligation on Parent or any of its Affiliates following the termination of this Agreement. Notwithstanding the foregoing, until the termination of this Agreement in accordance with its terms, except as expressly permitted by this Section 5.03(f), the Company shall otherwise remain subject to all of its obligations under this Agreement.

(g) Nothing contained herein shall prevent the Company Board or the Special Committee, if such committee still exists, from (i) complying with its disclosure obligations under applicable Law with regard to a Takeover Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders of the Company); provided, however, that any such disclosure (other than a “stop, look and listen” communication or other similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or an express rejection of the Takeover Proposal or a reaffirmation of the Company Board Recommendation) shall be deemed to be a Company Adverse Recommendation Change if the Company Board fails to expressly and publicly reaffirm the Company Board Recommendation within five (5) Business Days following any request by Parent (it being agreed that Parent may only make one (1) request with respect to any single such disclosure), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company, it being understood that none of the foregoing shall constitute a “Company Adverse Recommendation Change”).

(h) It is understood and agreed that the Company, the Company Board, the Special Committee and its outside legal counsel shall be entitled to rely on and deem applicable to the Company, the Company Board and the Special Committee the Law applicable to corporations incorporated in the State of Delaware and the Law applicable to companies incorporated in the Commonwealth of The Bahamas for purposes of making the conclusions contemplated by this Section 5.03 (and providing advice with respect thereto) relating to the fiduciary obligations of directors, and accordingly, an action that would be reasonably likely to be inconsistent with either the directors’ fiduciary duties under the law of the Commonwealth of The Bahamas or the fiduciary duties that would be applicable to the directors if the Company were incorporated in the State of Delaware, shall be deemed reasonably likely to be inconsistent with the directors’ fiduciary duties for purposes of this Section 5.03. The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company Board or any committee thereof (including the Special Committee) under applicable Law.

(i) Notwithstanding anything in this Section 5.03 to the contrary, the Company shall not, and shall not permit its Subsidiaries or Affiliates to, reimburse or agree to reimburse the Expenses of any Third Party in connection with a Takeover Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Takeover Proposal (including, for the avoidance of doubt, in any Acceptable Confidentiality Agreement entered into with such Third Party).

Section 5.04 Proxy Statement; Shareholders’ Meeting.

(a) The Company shall (i) prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and in no event later than the third (3rd) Business Day after the Solicitation Period End-Date), a proxy statement in preliminary form relating to the Shareholders’ Meeting (such proxy statement, including the letter to shareholders, notice of meeting and form of proxy, including any amendment or supplement thereto, the “Proxy Statement”), (ii) use reasonable best efforts to respond as promptly as practicable to resolve all comments from the SEC concerning the Proxy Statement and (iii) as promptly as practicable after receiving confirmation from the SEC that it has no further comments to the Proxy Statement, mail the Proxy Statement to the shareholders of the Company; provided, however, that the Company shall be under no obligation to mail the Proxy Statement to its shareholders or call, give notice of or convene the Shareholders’ Meeting on or prior to the Solicitation Period End-Date. The Company agrees that at the date of mailing to shareholders of the Company and at the time of the Shareholders’ Meeting (A) the Proxy Statement will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and (B) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply with respect to information contained or incorporated by reference in the Proxy Statement and supplied by or on behalf of Parent or Merger Sub for inclusion (or incorporation by reference) in the Proxy Statement.

(b) The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company, its Subsidiaries and/or any of their respective Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts (with the assistance of Parent, who shall use its reasonable best efforts to provide such assistance) to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. Prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and the Company shall give good faith consideration to including any such reasonable comments in the Proxy Statement (or any amendment or supplement thereto) or response letter. The Company will provide Parent a reasonable opportunity to participate in any discussions or meetings with the SEC.

(c) The Company shall, as promptly as reasonably practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement (or after 10 calendar days have passed since the filing of the preliminary Proxy Statement with the SEC without notice from the SEC of its intent to review the Proxy Statement) but under no circumstances prior to the Solicitation Period End-Date, take all action necessary in accordance with applicable Law, the rules of NASDAQ and the Company’s Charter Documents to duly call, give notice of, convene and hold a meeting of the shareholders of the Company (including any adjournment or postponement thereof, the “Shareholders’ Meeting”) for the purpose of obtaining the Requisite Company Vote. Unless the Company Board shall have effected a Company Adverse Recommendation Change in accordance with Section 5.03, the Company shall include the Company Board Recommendation in the Proxy Statement and shall use its reasonable best efforts to solicit proxies in favor of the Requisite Company Vote and otherwise comply in all material respects with legal requirements applicable to the Shareholders’ Meeting. Notwithstanding anything to the contrary set forth in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Shareholders’ Meeting (i) to allow reasonable additional time for any supplemental or amended disclosure (including any supplement or amendment to the Proxy Statement) which the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are either (A) insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting or (B) insufficient affirmative votes to authorize, adopt and approve this Agreement or (iii) with the prior written consent of Parent; provided, however, that any such postponements and adjournments pursuant to clause (ii) of the preceding provision shall not be, in the aggregate, for a period exceeding thirty (30) Business Days without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that any such postponement or adjournment shall not result in the Shareholders’ Meeting occurring fewer than five (5) Business Days prior to the End Date without Parent’s prior written consent. Notwithstanding the foregoing, the Company shall, at the request of Parent, postpone or adjourn the Shareholders’ Meeting to a date specified by Parent if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are either (1) insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting or (2) insufficient affirmative votes to authorize, adopt and approve this Agreement; provided, however, that Parent may not postpone or adjourn the Shareholders’ Meeting more than a total of two times, and no such postponements or adjournments shall be for a period exceeding ten (10) Business Days. Notwithstanding anything to the contrary in this Agreement, in the event that subsequent to the date hereof, the Company terminates this Agreement pursuant to Section 7.04, the Company shall not be required to convene or hold the Shareholders’ Meeting or submit this Agreement to its shareholders for approval.

Section 5.05 Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) subject to, and not in limitation of Section 5.17, any Legal Actions commenced, or to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement and (iv) any breach, inaccuracy or misrepresentation of a representation or warranty set forth in this Agreement or any breach or non-performance of a covenant that would or would be reasonably expected to, individually or in the aggregate with all such breaches, inaccuracies, misrepresentations and non-performance, as applicable, cause a condition to Closing set forth in Article VI to not be satisfied. In no event shall (x) the delivery of any notice by a party pursuant to this Section 5.05 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty. This Section 5.05 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.06 Employees; Benefit Plans.

(a) Except as determined in good faith by the Chief Executive Officer of the Surviving Company, during the period commencing at the Effective Time and ending on the date which is twelve (12) months following the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries), Parent shall cause the Surviving Company and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base compensation and non-equity based bonus and commission opportunities that are comparable, in the aggregate, to those provided by the Company and its Subsidiaries immediately prior to the Effective Time and all other benefits that are, in the aggregate, at least as favorable as such benefits provided by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) Except as determined in good faith by the Chief Executive Officer of the Surviving Company, Parent shall, or shall cause the Surviving Company and each of its Subsidiaries to, provide to each Company Continuing Employee who is terminated without cause during the period commencing at the Effective Time and ending no earlier than twelve (12) months following the Effective Time, severance benefits equal to the severance benefits provided under the applicable severance benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries as in effect on the date hereof and set forth on Section 5.06(b) of the Company Disclosure Letter.

(c) With respect to any employee benefit plan maintained by Parent or any of its Subsidiaries, excluding any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Company to, recognize all service of the Company Continuing Employees with the Company or any of its ERISA Affiliates prior to the Effective Time, as the case may be as if such service were with Parent or its Subsidiaries, as applicable, for vesting and eligibility purposes (but not for benefit accrual purposes under a defined benefit plan and not for any purpose under any equity-based plan) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or compensation or (y) such service was not recognized under the corresponding Company Employee Plan or Foreign Company Employee Plan. In addition, and without limiting the generality of the foregoing, (i) each Company Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent such Parent Benefit Plan is comparable to a Company Employee Plan or Foreign Company Employee Plan in which such Company Continuing Employee participated or was eligible to participate immediately before the Effective Time and replaces such Company Employee Plan or Foreign Company Employee Plan in the plan year in which the Effective Time occurs and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Continuing Employee in the plan year in which the Effective Time occurs, Parent shall cause (A) all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan to be waived for such Company Continuing Employee and his or her covered dependents to the extent waived or satisfied under the comparable Company Employee Plan as of the Effective Time and (B) the amount of eligible expenses incurred by such Company Continuing Employee and his or her covered dependents which was credited to deductible and maximum out-of-pocket co-insurance requirements under the applicable Company Employee Plan for the plan year in which the Effective Time occurs will be credited for purposes of satisfying the deductible and maximum out-of-pocket co-insurance requirements under the applicable Parent Benefit Plan for the plan year in which the Effective Time occurs.

(d) Nothing contained in this Section 5.06, express or implied (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement or (ii) shall alter or limit the ability of the Surviving Company, Parent or any of their respective Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy, or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 5.06 shall not create any right in any Company Employee or any other Person to any continued employment or continued service or to any particular term or condition of employment or service with the Surviving Company, Parent or any of their respective Subsidiaries or Affiliates and that the terms set forth in this Section 5.06 are not intended to, and shall not be construed to, confer upon any Person (including any employee of the Company or any of its Subsidiaries or any beneficiary or dependent thereof), other than the parties to this Agreement, any rights or remedies (including any third-party beneficiary rights) hereunder.

Section 5.07 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree (i) that all rights to indemnification, advancement of expenses and exculpation by the Company and its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or its Subsidiaries or any of their respective predecessors and each Person who served at the request of the Company or its Subsidiaries as a director, officer, member, trustee or fiduciary of another company, corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.07 of the Company Disclosure Letter, shall survive the Merger (with the obligations of the Company being assumed by the Surviving Company) and shall remain in full force and effect in accordance with their terms for a period of six (6) years following the Effective Time, and, in the event that any proceeding with respect to which such indemnification or advancement of expenses may be available is pending or asserted or any claim with respect to which such indemnification or advancement of expenses may be available is made during such period, until the final disposition of such proceeding or claim and (ii) to cause the Surviving Company and its Subsidiaries to fulfill, honor and respect all such rights of the Indemnified Parties for a period of six (6) years following the Effective Time, in each case, with respect to any acts or omission occurring at or prior to the Effective Time, and, in the event that any proceeding with respect to which such indemnification or advancement of expenses may be available is pending or asserted or any claim with respect to which such indemnification or advancement of expenses may be available is made during such period, until the final disposition of such proceeding or claim; provided, however, that the Surviving Company shall only be required to advance expenses to any Indemnified Party upon receipt by Surviving Company of an undertaking (in customary form and substance) by such Indemnified Party to repay any expenses advanced by the Surviving Company if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law.

(b) From and after the Effective Time until the sixth (6th) anniversary thereof, to the fullest extent permitted under applicable Law, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments, fines and amounts paid in settlement of any threatened or actual claim, action, suit, proceeding or investigation, in each case, arising out of or pertaining to (i) the fact that such Indemnified Party is or was a director, officer, member, trustee or fiduciary of Company or its Subsidiaries or any of their respective predecessors, or served at the request of the Company or its Subsidiaries as a director, officer, member, trustee or fiduciary of another company, corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at or prior to the Effective Time, (ii) matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions contemplated by this Agreement or (iii) actions or omissions of an Indemnified Party taken in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Company’s receipt of an undertaking (in customary form and substance) by such Indemnified Party to repay such legal and other fees and expenses reasonably incurred by such Indemnified Party and paid in advance by the Surviving Company if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law.

(c) The Surviving Company shall, and Parent shall cause the Surviving Company to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided, however, that the Surviving Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous, in the aggregate, to the directors and officers of the Company and its Subsidiaries and other Indemnified Parties when compared to the insurance maintained by the Company as of the date hereof) or (ii) obtain “tail” insurance policies from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous, in the aggregate, to the directors and officers of the Company and its Subsidiaries and other Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred at or before the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Company expend or the Surviving Company be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Company or Surviving Company, as applicable will obtain, and Parent will cause the Surviving Company to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. The Company may, prior to the Effective Time, acquire a six year tail policy that is consistent with the first sentence of this Section 5.07(c), such policy shall be prepaid at the Effective Time and shall be non-cancelable. If the Company acquires such a tail policy, the obligations of Parent and the Surviving Company pursuant to the first sentence of this Section 5.07(c) shall be deemed satisfied.

(d) The obligations of Parent and the Surviving Company under this Section 5.07 shall survive the consummation of the Merger, and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.07 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.07 applies shall be third party beneficiaries of this Section 5.07, each of whom may enforce the provisions of this Section 5.07), until the later of (i) the sixth (6th) anniversary of the Effective Time and (ii) in the event that any proceeding with respect to which such indemnification or advancement of expenses may be available is pending or asserted or any claim with respect to which such indemnification or advancement of expenses may be available is made, in each case, prior the sixth (6th) anniversary of the Effective Time, until the final disposition of such proceeding or claim.

(e) In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 5.07. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.08 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.08), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary material permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and Educational Agencies, and the making of all necessary material registrations and filings (including filings with Governmental Entities and Educational Agencies) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities or Educational Agency, (ii) the obtaining of all necessary material consents or waivers from Third Parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) reasonably cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions; provided, however, that Parent shall not be required to make any payments to Third Parties to secure any of the foregoing Consents contemplated by clause (ii) above and shall not be required to modify any such Contract to which the consent or waiver may relate in any material respect, and the Company shall not take any of the foregoing actions without Parent’s prior written consent; provided, further, that, for the avoidance of doubt, none of the parties hereto shall be obligated or required to waive a condition to Closing set forth in Article VI. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity or Educational Agency with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity or Educational Agency, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity or Educational Agency in respect of any filing made thereto in connection with the transactions contemplated by this Agreement; provided, however, that Parent and the Company shall have the right to review in advance, and the other party shall consider in good faith the views and comments of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity or Educational Agency in connection with the Merger and the other transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

(b) Without limiting the generality of the undertakings pursuant to Section 5.08(a) hereof, the parties hereto shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any Other Antitrust Laws as promptly as practicable following the date of this Agreement (provided, however, that in the case of the filing under the HSR Act, such filing shall be made within ten (10) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Section 5.08(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(c) In the event that any Legal Action by a Governmental Entity, Educational Agency, or Third Party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to contest, defend and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, each of Parent and Merger Sub shall use their respective reasonable best efforts to obtain any necessary approval from any Governmental Antitrust Authority or to prevent the initiation of any lawsuit by any Governmental Entity under any Antitrust Law or to prevent the entry of any Order that would otherwise make the Merger unlawful, which reasonable best efforts shall include: (i) disposing or transferring any asset, including those of Parent, Merger Sub or (after the Effective Time) the Surviving Company; (ii) licensing or otherwise making available to any Person, any technology or other Intellectual Property of Parent, Merger Sub or (after the Effective Time) the Surviving Company; (iii) holding separate any assets or operations (either before or after the Closing Date) of Parent, Merger Sub or (after the Effective Time) the Surviving Company; or (iv) changing or modifying any course of conduct or otherwise making any commitment (to any Governmental Entity or otherwise) regarding future operations of the business of Parent, Merger Sub or (after the Effective Time) the Surviving Company (any of the actions set forth in clause (i) through (iv) of this Section 5.08(d), a “Remedial Action”); provided, however, that Parent and Merger Sub may condition the taking of any such Remedial Action upon the consummation of the Merger and, if so conditioned, will not be required to take any such Remedial Actions unless and until the Effective Time occurs. If any action or proceeding is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement or the Merger as violative of any Antitrust Law, or if any Order is entered, enforced or attempted to be entered or enforced by a court or other Governmental Entity, which Order would make the transactions contemplated by this Agreement or the Merger illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the transactions contemplated hereby, each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any such Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Merger and to have such Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement or the Merger.

Section 5.09 Educational Consents.

(a) The Company, Parent and Merger Sub shall cooperate and use their respective reasonable best efforts to obtain the Pre-Closing Educational Consents and to make the Pre-Closing Educational Notices and Pre-Closing Educational Courtesy Notices.

(b) Prior to the Closing Parent, Merger Sub and the Company will coordinate regarding the submission to all applicable Educational Agencies of all letters, notices, applications or other documents required to obtain the Pre-Closing Educational Consents, including the pre-acquisition review applications with the ED in order to obtain the ED Pre-Acquisition Review Notices, and to make all Pre-Closing Educational Notices and Pre-Closing Educational Courtesy Notices. The Company, Parent and Merger Sub shall provide the other with (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Pre-Closing Educational Consent, Pre-Closing Educational Notice, or Pre-Closing Educational Courtesy Notice and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Pre-Closing Educational Consent, Pre-Closing Educational Notice, or Pre-Closing Educational Courtesy Notice. To the extent practical, prior to attending any meetings, telephone calls or discussions with any Educational Agency concerning any Pre-Closing Educational Consent, Pre-Closing Educational Notice, or Pre-Closing Educational Courtesy Notice the

parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions. The Company, Parent and Merger Sub will use their respective reasonable best efforts to ensure that their appropriate officers and employees shall be available to attend, as any Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with obtaining any Pre-Closing Educational Consent or making any Pre-Closing Educational Notice or Pre-Closing Educational Courtesy Notice. At the reasonable request of any party, the other parties hereto shall promptly provide telephonic or written updates and information on the status of any Pre-Closing Educational Consent, Pre-Closing Educational Notice, or Pre-Closing Educational Courtesy Notice. In the event that any Educational Agency provided with a Pre-Closing Educational Notice or Pre-Closing Educational Courtesy Notice responds by stating that a pre-closing consent is required, the parties shall then use their reasonable best efforts to obtain such consent prior to the Closing; provided, however, that the parties acknowledge and agree that under no circumstances shall such pre-closing consent constitute a Pre-Closing Educational Consent.

(c) The Company, Parent and Merger Sub shall use their respective reasonable best efforts to file all applications or notices in connection with the Pre-Closing Educational Consents, Pre-Closing Educational Notice, and Pre-Closing Educational Courtesy Notice within thirty (30) days following the date hereof.

(d) In the event that any Educational Agency denies in writing, or definitively indicates that it will not issue by the Closing Date, a required Pre-Closing Educational Consent for any School and does not indicate that such Pre-Closing Educational Consent can be issued after the Closing (a “Rejected Education Consent”), then, unless and until the Educational Agency changes its decision to deny or not issue such Pre-Closing Educational Consent, the Company shall cease enrollment of new students at such School (but no earlier than the date that is 90 days after the date hereof, unless earlier required by the applicable Educational Agency). With respect to a Rejected Education Consent, in the event that such Educational Agency does not change its decision to deny or not issue such Pre-Closing Educational Consent after a reasonable opportunity (not to exceed ten Business Days) for the Educational Agency to consider a request by the Company (in consultation with Parent and Merger Sub) for reconsideration of the Rejected Educational Consent, then the Company shall (x) use its reasonable best efforts to consult with such Educational Agency regarding an orderly teach out of such School and use its reasonable best efforts to develop a teach-out plan therefor, in all cases, with implementation of the teach-out conditioned on the occurrence of the Closing to the extent required or permitted by such Educational Agency (or any earlier time established by such Educational Agency subject to the third-to-last sentence of this paragraph) and (y) use its reasonable best efforts to obtain any required approvals of such teach out from the applicable Educational Agencies, including obtaining any required approval of a teach-out plan for such School. The Company, Parent and Merger Sub shall use their respective reasonable best efforts to obtain approval from the applicable Educational Agencies to implement the teach-out of such School following the Closing Date notwithstanding the denial or failure to issue a required Pre-Closing Educational Consent. If the Educational Agency requires or directs the Company to initiate a teach-out of such School prior to the Closing Date and does not change its decision to require the initiation of a teach-out prior to the Closing Date after a reasonable opportunity for the Educational Agency to consider a request by the Company (in consultation with Parent and Merger Sub) for reconsideration of such Educational Agency’s decision, then the Company shall use reasonable best efforts to initiate the teach-out of such School prior to the Closing Date, provided that the Company need not necessarily begin transferring students to another school as part of the teach-out until after the Closing Date. Notwithstanding clause (x) of Section 5.05, the obligations of the Company under this Section 5.09(d) shall cease to be of any force or effect (and the Company shall have no obligations under this Section 5.09(d)) from and after the time Parent or Merger Sub delivers a notice to the Company pursuant to clause (iv) of Section 5.05. In addition, the obligations of the Company under this Section 5.09(d) shall cease to be of any force or effect (and the Company shall have no obligations under this Section 5.09(d)) from and after the time Parent or Merger Sub delivers a notice to the Company pursuant to Section 5.14(c) until such time, if any, that the Company receives written notice from Parent certifying that the basis for such notice delivered pursuant to Section 5.14(c) has ceased to exist. For purposes of this Section 5.09(d) the term “Pre-Closing Educational Consent” does not include any consent or approval from the ED (including the ED Pre-Acquisition Review Notices).

Section 5.10 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except for any such release or announcement that is expressly permitted by Section 5.03 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall, to the extent legally permitted, consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance and shall reasonably consider any such comments in good faith; provided that (i) each party may issue such press releases or make any such public statements in connection with any dispute between the parties hereto regarding this Agreement without obtaining the other parties’ prior written consent, (ii) the restrictions in this Section 5.10 shall not apply to the receipt and existence of a Takeover Proposal or a Company communication in connection with or following a Company Adverse Recommendation Change affected in accordance with Section 5.03 and (iii) for the avoidance of doubt, Parent, Merger Sub and their respective Affiliates may disclose this Agreement and the transactions contemplated hereby to any direct or indirect investor or in connection with normal fund raising and related marketing or informational or reporting activities.

Section 5.11 Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Common Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.14 Financing.

(a) Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect, and comply with, the Financing Commitments in accordance with their terms without amendment, alteration or waiver other than as permitted in this Section 5.14(a), (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Financing, (iii) enter into definitive agreements with respect thereto on terms and conditions contained in the Debt Commitment Letter (including any “flex” provisions) (or other terms that would not adversely impact the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby) and (iv) consummate the Financing at or prior to the Closing. Parent shall not, and shall not permit Merger Sub to, agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitment or any definitive agreements related to the Financing, in each case, without the Company’s prior written consent (which consent may be withheld in its sole and absolute discretion); provided, however, that Parent and Merger Sub may (without obtaining the Company’s consent) amend, supplement or modify the Debt Commitment Letter if such amendment, supplement or modification (I) does not reduce the aggregate principal amount of the Financing, (II) does not impose new or additional conditions, or expand or modify any of the existing conditions, to the consummation of the Financing, (III) is not reasonably expected to hinder, delay or prevent the Closing, (IV) could not reasonably be expected to make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur in any respect or (V) could not reasonably be expected to adversely impact the ability of Parent or Merger Sub to enforce or cause the enforcement of its rights under any of the Debt Commitment Letter or the definitive agreements relating thereto (and, for the avoidance of doubt, Parent and Merger Sub shall be permitted to amend, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof, if the addition of such parties, individually or in the aggregate would not prevent, delay or impair the availability of the Debt Financing under the Debt Commitment Letter or the consummation of the transactions contemplated by this Agreement). Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 5.14(a), Parent shall provide a copy thereof to the Company and references to “Financing Commitments” and “Debt Commitment Letter” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.14(a) and references to “Financing” and “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, supplemented or modified under this Section 5.14(a).

(b) In the event all or any portion of the Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Financing Commitments for any reason, (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the Closing and satisfy the Closing Amounts, including the Refinancing Amounts; provided that any such Alternative Financing shall not (A) be on economic terms that are less favorable in the aggregate to Parent, Merger Sub and the Company than the Financing contemplated by the Debt Commitment Letters (including the “market flex” provision set forth in the fee letter provided with the Debt Commitment Letters) or (B) impose any additional conditions to funding that are not contained in the Financing Commitments which would reasonably be expected to adversely affect the ability or likelihood of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement. In the event any Alternative Financing is contemplated in accordance with this Section 5.14(b), references to “Debt Financing,” “Equity Financing,” “Financing,” “Debt Commitment Letter,” “Equity Commitment Letter” and “Financing Commitments” shall include such Alternative Financing, as applicable. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (x) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (y) pay any fees in excess of those contemplated by the Debt Commitment Letter.

(c) Upon request from the Company, Parent shall keep the Company reasonably informed of the status of its efforts to consummate the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt written notice (i) of any actual, threatened or alleged breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment of which Parent becomes aware, (ii) of the receipt of any notice or other communication from any person with respect to any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or (iii) of any material adverse change with respect to the Debt Financing or Equity Financing which Parent or Merger Sub is actually aware and believes in good faith would reasonably be expected to materially delay or prevent the Closing or materially and adversely affect the availability of the Financing on the Closing Date.

(d) Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all reasonable cooperation requested by Parent that is reasonable and customary in connection with the Financing, including the following: (i) furnishing Parent and Merger Sub and their Financing Sources with the financial or other reasonably pertinent information regarding the Company and its subsidiaries as expressly required by paragraph 7 of Exhibit C of the Debt Commitment Letter and or the definitive agreements with respect to the Debt Financing or as may otherwise be reasonably requested by Parent to consummate the Debt Financing, including customary financial information of the Company and its Subsidiaries sufficient to permit Parent to prepare and provided financial statements, pro forma financial information, financial data, audit reports and other financial information and any other financial statements and financial data expressly required as conditions to funding under the Debt Commitment Letter reasonably promptly upon such information becoming available and Parent’s request therefor, (ii) upon reasonable notice, participation in a reasonable number of meetings, presentations and due diligence sessions, (iii) assisting with the preparation of definitive financing documents required in connection with the Financing, as may be reasonably requested by Parent, (iv) obtaining legal opinions, surveys and title insurance reasonably requested by Parent and customary for financings similar to the Financing, (v) executing and delivering, and causing its subsidiaries to execute and deliver customary certificates (including a solvency certificate in the form attached to the Debt Commitment Letter delivered by the chief financial officer of the Company) and (vi) facilitating the entrance into other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Debt Financing as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letter (provided that the Company and its Subsidiaries shall not be required to enter into any such document or instrument that will be effective prior to the Effective Time); provided, however, that, notwithstanding the above, (A) nothing in this Section 5.14 shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (B) no obligation of the Company or any of its subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and none of the Company or any of its subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (C) the Company Board nor any board or other governing body of the Company’s Subsidiaries shall be required prior to the Effective Time to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (D) no officer who is not remaining in such position following the Closing shall be obligated to execute or deliver any documents in connection with the Financing, (E) none of the Company or any of its Subsidiaries shall be required to bear any cost or expense for which it will not be reimbursed pursuant to this Section 5.14 or to pay any commitment or other similar fee or make any other payment in connection with the Financing or any of the foregoing prior to the Effective Time, (F) none of the Company or any of its subsidiaries shall be required to take any action that would subject it to actual or potential liability under any agreement and related documents unless and until the Closing occurs, (G) none of the Company or any of its subsidiaries shall be required to take any action that will (1) conflict with or violate the Company’s organizational documents or any Laws, (2) cause any condition to the Closing set forth in Article VI to not be satisfied or otherwise cause a breach of this Agreement, (3) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any Contract to which the Company or any of its Subsidiaries is a party (other than the Credit Agreement or any Contracts entered into in connection therewith) or (4) result in any officer or director of the

Company or any of its Subsidiaries incurring any material personal liability with respect to any matters relating to the Debt Financing and (H) none of the Company or any of its Subsidiaries shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its subsidiaries or contravene any Law or any material contract to which the Company or any of its Subsidiaries is a party; provided that the Company and its Subsidiaries will use reasonable best efforts to provide such information in a manner that does not violate such agreement or law or waive such privilege. Notwithstanding anything to the contrary herein, the execution and delivery of any documents in connection with the Debt Financing shall be deemed to become effective only if and when the Effective Time occurs and shall be derived exclusively from the authority of Parent as controlling shareholder and of the Board of Directors of the Surviving Company as constituted after giving effect to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its subsidiaries in connection with this Section 5.14(d). Parent shall indemnify and hold harmless the Company, its affiliates and its and their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries expressly for use in connection therewith).

(e) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing.

Section 5.15 Stock Exchange De-listing. The Surviving Company shall cause the Company’s securities to be delisted from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.16 Acquisition of Company Common Shares. Parent and Merger Sub shall not, and shall cause their respective Affiliates not to, acquire, directly or indirectly (including pursuant to derivative contracts), any Company Common Shares or other securities convertible into, exchangeable for or exercisable for Company Common Shares or any securities of any Subsidiary of the Company or any rights to acquire, directly or indirectly, any Company Common Shares except pursuant to this Agreement.

Section 5.17 Shareholder Litigation. In the event of any shareholder Legal Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or, to the Company’s Knowledge, threatened in writing against the Company, its Subsidiaries and/or the members of the Company Board or the board of directors (or other similar governing body) of any of the Company’s Subsidiaries prior to the Effective Time, the Company shall promptly notify Parent of any such shareholder Legal Action brought or, to the Company’s Knowledge, threatened against the Company, its Subsidiaries and/or members of the Company Board or the board of directors (or other similar governing body) of any of the Company’s Subsidiaries and shall (a) keep Parent reasonably informed with respect to the status thereof, (b) give Parent the opportunity to participate in, but not control, the defense of any such Legal Action, (c) give due consideration to Parent’s advise with respect to such Legal Action and

(d) reasonably consult with Parent with respect to the defense or settlement of such Legal Action. The Company shall not settle any pending or threatened shareholder Legal Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.18 Credit Agreement. The Company shall use its reasonable best efforts to deliver to Parent no later than two (2) Business Days prior to the Effective Time a copy of an executed payoff letter (subject to delivery of funds as arranged by Parent) in customary form with respect to the Credit Agreement; provided, however, that in no event shall this Section 5.18 require the Company or any of its Subsidiaries to cause the Credit Agreement to be terminated unless the Closing shall occur substantially concurrently and the Company has received funds from or as arranged by Parent that, together with any cash on hand, will be available and sufficient to pay in full the payoff amounts thereunder.

Section 5.19 Certain Contracts. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time use reasonable best efforts to not enter into any Contract, which would have been a Company Material Contract if it were entered into on or prior to the date of this Agreement, that contains a change in control provision in favor of the other party or parties thereto that would require a material payment or give rise to any rights of such other party or parties that are adverse to the Company in any material respect, in each case, solely as a result of the consummation of the Merger (each, a “Change of Control Contract”), other than in connection with the renewal of a Contract that contained a substantially similar change of control restriction.

Section 5.20 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

ARTICLE VI

CONDITIONS

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law) on or prior to the Closing Date of each of the following conditions:

(a) Requisite Company Vote. This Agreement shall have been duly authorized, adopted and approved by the Requisite Company Vote.

(b) Regulatory Approvals. All applicable waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the party seeking to assert this condition shall have complied in all material respects with its obligations under Section 5.08.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company (other than the representations and warranties set forth in the first sentence of Section 3.01(a), Section 3.01(d), Section 3.02(a)(ii), Section 3.02(b)(i), Section 3.02(c), Section 3.03(a), Section 3.03(d), Section 3.03(e), Section 3.05(b) and Section 3.10) set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 3.02(a)(ii), the first sentence, clauses (C) and (D) of the second sentence and the third sentence of Section 3.02(b)(i) and Section 3.02(c) shall be true and correct in all respects (other than in the case of de minimis inaccuracies) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be so true and correct in all respects as of that date), (iii) the representations and warranties set forth in the first sentence of Section 3.01(a), Section 3.01(d), the second sentence (other than clauses (C) and (D)) of Section 3.02(b)(i), Section 3.03(e) and Section 3.10 shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date), and (iv) the representations and warranties set forth in the Section 3.03(a), Section 3.03(d) and Section 3.05(b) shall be true and correct in all respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed by or complied with by it hereunder on or prior to the Effective Time.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officers Certificate. Parent shall have received a certificate of the Company, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c).

(e) ED Pre-Acquisition Review. The Company shall have obtained the ED Pre-Acquisition Review Notices.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, prevent or materially impede, interfere with, hinder or delay Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(b) Performance of covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed by or complied with by it hereunder on or prior to the Effective Time.

(c) Officers Certificate. The Company shall have received a certificate of Parent, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.03(a) and Section 6.03(b).

Section 6.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition precedent set forth in this Article VI to be satisfied if such failure was caused primarily by such party’s failure to comply with its obligations set forth in this Agreement to consummate and make effective the transactions provided for herein.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 7.02 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) if the Merger has not been consummated on or before February 19, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement in any material respect has been the primary cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if the Shareholders’ Meeting at which this Agreement has been voted upon shall have been held and completed, and the holders of the outstanding Company Common Shares fail to authorize, adopt and approve this Agreement by the Requisite Company Vote; or

(c) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect at the time of such termination and renders the Merger illegal or that permanently enjoins or otherwise permanently prohibits the consummation of the Merger, and such Law or Order shall have become final, binding and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.02(c) shall have complied in all material respects with its obligations under Section 5.08; provided, further, that the right to terminate this Agreement pursuant to this Section 7.02(c) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement in any material respect has been the primary cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order.

Section 7.03 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) if (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company Board or Special Committee has given Parent a Superior Proposal Notice; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 7.03(a)(ii) shall expire immediately, solely with respect to a particular Superior Proposal Notice so given, upon the Company Board or the Special Committee, if such committee still exists, determining, after considering in good faith any revisions to this Agreement and the Financing proposed by Parent in writing in a form that would be a binding agreement if accepted by the Company, that the Takeover Proposal that is the subject of such Superior Proposal Notice no longer continues to constitute a Superior Proposal and has provided Parent with written notice of the same; or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, (i) if capable of being cured, the Company shall have failed to cure such breach by the earlier of (A) the End Date and (B) thirty (30) days after the Company has received written notice of such breach or failure to perform from Parent (such earlier date, the “Company Breach Termination Date”) or (ii) such breach is incapable of being cured by the Company Breach Termination Date; provided, however, that Parent or Merger Sub is not then in breach of this Agreement so as to cause a condition to Closing set forth in Section 6.03(a) or Section 6.03(b) to not be satisfied.

Section 7.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 7.04(b) or Section 7.04(c), any approval of this Agreement by the shareholders of the Company):

(a) if prior to the Shareholder Approval Date, the Company Board or the Special Committee, if such committee still exists, authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.03, to enter into a definitive Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal and concurrently with, and as a condition to, such termination, the Company shall have paid to Parent the Termination Fee required to be paid pursuant to Section 7.06(b); provided, however, for the avoidance of doubt, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.04(a) unless the Company has complied with the requirements of Section 5.03(e) with respect to such Superior Proposal that the Company is required to satisfy before taking action pursuant to this Section 7.04(a);

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, (i) if capable of being cured, Parent or Merger Sub shall have failed to cure such breach by the earlier of (A) the End Date and (B) thirty (30) days after Parent has received written notice of such breach or failure to perform from the Company (such earlier date, the “Parent Breach Termination Date”) or (ii) such breach is incapable of being cured by the Parent Breach Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to cause a condition to Closing set forth in Section 6.02(a) or Section 6.02(b) to not be satisfied; or

(c) if (i) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing and that would reasonably be expected to have been satisfied at the Closing if there had been a Closing on the date the Closing was required to occur pursuant to Section 1.02), (ii) the Company has irrevocably confirmed by written notice to Parent that (A) the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing and that would reasonably be expected to have been satisfied if there had been a Closing on the date the Closing was required to occur pursuant to Section 1.02) and/or that it is willing to waive any unsatisfied condition in Section 6.03 solely for the purposes of consummating the Closing and (B) it is ready, willing and able to consummate the Merger, (iii) Parent and Merger Sub shall have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.02 and (iv) the Merger shall not have been consummated within two (2) Business Days after the delivery of such notice by the Company.

Section 7.05 Notice of Termination; Effect of Termination. The party terminating this Agreement pursuant to this Article VII (other than pursuant to Section 7.01) shall deliver prompt written notice of such termination to each other party hereto specifying with particularity the reason for such termination and the provision of this Article VII pursuant to which this Agreement is being terminated, and any such termination shall be effective immediately upon delivery of such written notice to the other party (except to the extent such other party has the right under this Article VII to cure the basis for such termination). If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability pursuant to this Agreement on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except that (i) Section 5.02(b), this Section 7.05, Section 7.06, and Article VIII (other than Section 8.13) and the indemnification and reimbursement obligations of Parent pursuant to the last two sentences of Section 5.14(d) (and any related definitions contained in any such Sections or Articles) shall remain in full force and effect and (ii) subject to Section 7.06(g), nothing herein shall relieve the Company from any liabilities or damages incurred or suffered by Parent or Merger Sub to the extent such liabilities or damages were the result of the willful and material breach of any of the Company’s representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the Knowledge that the taking of, or failure to take, such an act will cause a material breach of this Agreement.

Section 7.06 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by Parent pursuant to Section 7.03(b) or by the Company or Parent pursuant to Section 7.02(a) (provided that at the time of such termination (x) the Shareholders’ Meeting shall have not occurred, (y) the Requisite Company Vote shall not have been obtained or (z) such party would have been entitled to terminate this Agreement pursuant to Section 7.02(b)) or Section 7.02(b), and (i) after the date hereof, a Takeover Proposal shall have been publicly disclosed or otherwise made or communicated to the Company, the Company Board or the Special Committee, if such committee still exists, or directly to the Company’s shareholders and not withdrawn, and (ii) within nine (9) months following the date of such termination of this Agreement the Company shall have entered into a definitive agreement with respect to such Takeover Proposal or shall have consummated such Takeover Proposal, then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after entering into such definitive agreement or consummating such Takeover Proposal, the Termination Fee (it being understood for all purposes of this Section 7.06(a), all references in the definition of Takeover Proposal to 20% shall be deemed to be references to “more than 50%” instead).

(b) If this Agreement is terminated by the Company pursuant to Section 7.04(a), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), immediately prior to or concurrently with (and as a condition to) such termination, the Termination Fee.

(c) If this Agreement is terminated by Parent pursuant to Section 7.03(a), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds) within three (3) Business Days after such termination of this Agreement, the Termination Fee.

(d) If this Agreement is terminated by the Company pursuant to Section 7.04(b) or Section 7.04(c) or by the Company or Parent pursuant to Section 7.02(a) (if, with respect a termination pursuant to Section 7.02(a), at the time of such termination the Company was entitled to terminate the Agreement pursuant to, and subject to compliance with all of the requirements of (including all notices and cure periods, as applicable, required thereunder), Section 7.04(b) or Section 7.04(c)) then in any such event Parent shall pay to the Company (by wire transfer of immediately available funds), concurrent with any such termination by Parent or within three (3) Business Days after any such termination by the Company, the Reverse Termination Fee.

(e) [Reserved].

(f) Notwithstanding anything to the contrary in this Section 7.06, (i) in the event that the Company fails to promptly pay the Termination Fee when due or (ii) in the event that Parent fails promptly to pay the Reverse Termination Fee when due, and if Parent or Merger Sub, in the case of clause (i), or the Company, in the case of clause (ii), commences a Legal Action in order to obtain such payment that results in a judgment against the Company in the case of clause (i) or Parent in the case of clause (ii), then Parent or the Company, as applicable, shall pay to the other party, together with the Reverse Termination Fee or Termination Fee, as applicable, (A) interest on the Reverse Termination Fee or Termination Fee, as applicable, from the date the Reverse Termination Fee or Termination Fee was required to be paid through the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date the Reverse Termination Fee or Termination Fee was required to be paid and (B) any out-of-pocket fees, costs and expenses (including reasonable legal fees) incurred by or on behalf of Parent in the case of clause (i) and the Company in the case of clause (ii) in connection with any such Legal Action.

(g) The parties agree and understand that (i) in no event shall the Company or Parent be required to pay the Termination Fee or the Reverse Termination Fee, as applicable, on more than one occasion, and (ii) in no event shall Parent be entitled in the event that the Termination Fee is payable pursuant to this Section 7.06 and actually paid by the Company, to receive an amount greater than the Termination Fee and any additional amounts contemplated by Section 7.06(f), and (iii) in no event shall the Company be entitled in the event that the Reverse Termination Fee is payable pursuant to this Section 7.06 and actually paid by Parent, to receive an amount greater than the sum of the Reverse Termination Fee and any additional amounts contemplated by Section 7.06(f), and any amounts in respect of a breach of Section 5.02(b) (or the terms of the Confidentiality Agreement), and the indemnification and reimbursement obligations of Parent pursuant to the last two sentences of Section 5.14(d). Notwithstanding anything set forth in this Agreement, if Parent receives the Termination Fee from the Company pursuant to this Section 7.06 and any additional amounts owed pursuant to Section 7.06(f), such payment shall be the sole and exclusive remedy of Parent and its Affiliates against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates and Representatives (the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything set forth in this Agreement, the Equity Commitment Letter or the Debt Commitment Letter, in the event that Parent or Merger Sub fail to effect the Closing for any reason or no reason or any of them otherwise breaches this Agreement (or any representation, warranty or covenant hereof) (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) then, except for the right of the Company to seek an injunction or injunctions, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 8.13, the Company’s right to receive the Reverse Termination Fee from Parent pursuant to Section 7.06(d), together with the reimbursement and indemnification obligations of Parent under Section 5.14(d), any amounts in respect of a breach of the terms of the Confidentiality Agreement, any amounts payable under Section 7.06(f), and any amounts guaranteed pursuant to the Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against (A) Parent and its Subsidiaries (including Merger Sub), (B) the former, current or future holders of any direct or indirect equity, partnership or limited liability company interest of Parent or Merger Sub, (C) any lender, prospective lender, arranger or agent of or under the Debt Financing or any of their respective former, current or future equityholders, (D) any holders or future holders of any capital stock or other equity interest (including any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units with respect to such interest or stock) of Parent or Merger Sub, and (E) controlling persons, Affiliates and Representatives of any of the foregoing (such Persons referred to in clauses (B), (C), (D) and, other than Parent and Merger Sub, (E), the “Parent Related Parties”) and none of the Parent Related Parties, or Parent or Merger Sub, shall have any further liability or obligation relating to or arising out of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter or any other Transaction Document or legal or equitable theory or the transactions contemplated hereby. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with, and subject to the limitations set forth in, Section 8.13 and the payment of the Reverse Termination Fee under Section 7.06(d), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 8.13 that results in a consummation of the Closing and payment of the Reverse Termination Fee.

(h) The parties acknowledge and hereby agree that the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement.

(i) Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment, modification or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Company Common Shares without such approval having first been obtained. Notwithstanding anything to the contrary contained herein, Section 7.06(g), the last sentence of this Section 7.07, Section 8.06, the last sentence of Section 8.09, clause (b) of Section 8.11 and Section 8.15 may not be modified or amended in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of such source of the Debt Financing.

Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance by the other party(ies) with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement and that contains standstill provisions that are no less favorable to the Company than those contained in the form confidentiality agreement attached hereto as Exhibit B (it being understood and agreed that such confidentiality agreement need not restrict the making of private Takeover Proposals (and related communications) to the Company, the Company Board or any committee thereof); provided, however, that such confidentiality agreement shall not prohibit the Company from providing to Parent any of the information required to be provided by the Company to Parent pursuant to Section 5.03; provided further that the form confidentiality agreement attached hereto as Exhibit B is deemed an Acceptable Confidentiality Agreement.

“Accrediting Body” means any Person, whether private or quasi-private, whether foreign or domestic, that engages in the granting or withholding of accreditation of postsecondary institutions or programs in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such institutions and programs, including, without limitation, the Accrediting Commission of Career Schools and Colleges (ACCSC), the Commission on Massage Therapy Accreditation (COMTA) and the Accrediting Council for Continuing Education & Training (ACCET).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 5.14(b).

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Articles of Merger” has the meaning set forth in Section 1.03.

“Book-Entry Shares” has the meaning set forth in Section 2.02(a).

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in New York, New York and Nassau, Bahamas are authorized or required by Law or other governmental action to close.

“Capitalization Date” has the meaning set forth in Section 3.02(a)(ii).

“Certificate” has the meaning set forth in Section 2.01(c).

“Charter Documents” means, respectively, the articles of association, memorandum of association, certificate of incorporation, articles of incorporation, bylaws, certificate of formation, limited liability company agreement, operating agreement or other organizational documents, each as amended to date, of such Person.

“Closing” has the meaning set forth in Section 1.02.

“Closing Amounts” has the meaning set forth in Section 4.04(b).

“Closing Date” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et seq of ERISA.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committed Bidder” has the meaning set forth in Section 5.03(f).

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.03(b).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.03(b).

“Company Balance Sheet” has the meaning set forth in Section 3.04(d).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.03(d).

“Company Breach Termination Date” has the meaning set forth in Section 7.03(b).

“Company Common Shares” has the meaning set forth in the Recitals.

“Company Continuing Employees” has the meaning set forth in Section 5.06(a).

“Company Disclosure Letter” has the meaning set forth in the introductory language in Article III.

“Company Employee” has the meaning set forth in Section 3.11(a).

“Company Employee Plans” has the meaning set forth in Section 3.11(a).

“Company Equity Award” means a Company Share Option or a Company Share Award, as the case may be.

“Company Material Adverse Effect” means any event, occurrence, fact, circumstance condition, effect or change that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse, to the business, properties, assets, results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any events, occurrences, facts, conditions, changes, circumstances or effects arising out of, relating to or resulting from any of the following, alone or in combination, be deemed to constitute or be taken into account in determining whether there has been or may be a Company Material Adverse Effect: (i) changes in general economic, business or geopolitical conditions; (ii) political conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region of the world in which the Company or any of its Subsidiaries operates; (iii) general changes in the financial, credit, banking, securities or commodities markets in the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates (including changes in interest rates, exchange rates, stock, bond and/or debt prices); (iv) changes in GAAP or other applicable accounting standards (or interpretations thereof); (v) changes in any applicable Laws or other applicable binding directives issued by any Governmental Entity or Educational Agency (or interpretations thereof); (vi) any change in the market price or trading volume of the Company Common Shares (provided, however, that the underlying causes of such change may be considered in determining whether there is a Company Material Adverse Effect if not otherwise excluded hereunder); (vii) the occurrence of any hurricane, earthquake, or other natural disasters; (viii) any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Company Material Adverse Effect on the Company if not otherwise excluded hereunder); (ix) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (A) any loss of employees, customers or suppliers or other Persons having business relationships with the Company or its Subsidiaries directly relating to the foregoing (provided, however, that the exception in this clause (ix) shall not apply to the representation and warranty contained in

Section 3.03(b) to the extent that it purports to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated under this Agreement) or (B) any litigation arising from allegations of a breach of a fiduciary duty arising out of or relating to this Agreement or the transactions contemplated by this Agreement; (ix) any acts or omissions of the Company or any of its Subsidiaries taken (x) at the written request of Parent or Merger Sub or with prior written consent of Parent or Merger Sub after the date of this Agreement or (y) pursuant to Section 5.09(d); or (x) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operates; provided, however, that the exclusions provided for in the foregoing clauses (i) through (vii) and (x) shall not apply to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected by any such event, occurrence, fact, circumstance, condition, effect or change relative to other businesses operating in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 3.14(b).

“Company-Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Performance Share Awards” has the meaning set forth in Section 2.06(b).

“Company Related Parties” has the meaning set forth in Section 7.06(g).

“Company SEC Documents” has the meaning set forth in Section 3.04(a).

“Company Share Award” has the meaning set forth in Section 2.06(b).

“Company Share Option” has the meaning set forth in Section 2.06(a).

“Company Share Plans” has the meaning set forth in Section 3.02(b).

“Compliance Date” means January 1, 2012.

“Conditional Commitment” has the meaning set forth in Section 5.03(f).

“Confidentiality Agreement” has the meaning set forth in Section 5.02(b).

“Consent” has the meaning set forth in Section 3.03(c).

“Contract” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, instruments, commitments or other arrangements (including, in each case, any amendments or modifications thereto), in each case, whether written or oral, but excluding any Educational Approvals.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated November 1, 2011 and as amended from time to time, by and among the Company, as the Borrower, the Lenders from time to time party thereto, SunTrust Bank as the Administrative Agent, Bank of America, N.A. and Wells Fargo Bank, N.A. as Syndication Agents and Regions Bank as Documentation Agent.

“Data Security Requirements” means, collectively, all of the following to the extent relating to any personal, sensitive or confidential information or data or otherwise relating to privacy, security, or security breach notification requirements: (i) any final rules, policies, and procedures of any Company or any of its Subsidiaries, (ii) all applicable Laws and (iii) the Payment Card Industry (PCI) Data Security Standards and any other industry standards applicable to the industry in which any Company or any of its Subsidiaries operates.

“Debt Commitment Letter” has the meaning set forth in Section 4.04(a).

“Debt Financing” has the meaning set forth in Section 4.04(a).

“Deemed Performance Level” has the meaning set forth in Section 2.06(b)

“Dissenting Shares” has the meaning set forth in Section 2.03.

“ED” means the United States Department of Education and any successor agency administering Title IV Programs.

“ED Pre-Acquisition Review Notices” means a written notice from the ED with respect to each School (other than a School for which there has been a Rejected Education Consent) following the ED’s review of the pre-acquisition review applications filed with respect to each School, provided that the ED has not identified in such written notice any deficiencies with a School precluding the ED from issuing to such School a Temporary Provisional Program Participation Agreement following the Closing or a Provisional Program Participation Agreement following the ED’s post-Closing review of the change in ownership of the School. The Parties agree that a notice from the ED following the ED’s review of the pre-acquisition review applications filed with respect to a School that contains any requirement to submit a letter of credit, growth restrictions or any other limitations, restrictions, conditions, or requirements on a School, the Company, Parent, Merger Sub or any other Person who exercises Substantial Control over the School, the Company, Parent or Merger Sub shall not constitute such a deficiency and the presence in the notice of any such requirement to submit a letter of credit, growth restrictions or any other limitations, restrictions, conditions or requirements shall not cause such notice to fail to be an ED Pre-Acquisition Review Notice.

“Educational Agency” means any Person, entity or organization, whether governmental, government-chartered, private, or quasi-private, that engages in granting or withholding Educational Approvals for, administers Student Financial Assistance to or for students of, or otherwise regulates private postsecondary schools in accordance with standards relating to the performance, operation, financial condition or academic standards of such schools, including, without limitation, the ED and any Accrediting Body or State Educational Agency.

“Educational Approval” means any license, permit, authorization, program participation agreement, certification, accreditation, or similar approval issued or required to be issued by an Educational Agency to or in respect of the SEG Business or any School subject to the oversight of such Educational Agency, including any such approval (a) for the SEG Business or any

School to operate and offer its educational programs in all jurisdictions in which it operates, including all jurisdictions where it offers educational programs online or through other distance education delivery methods, (b) for the SEG Business or any School to participate in any program of Student Financial Assistance and (c) for graduates of the SEG Business or any of the Schools to be eligible to obtain certification or licensure, or take any examinations to obtain such certification or licensure, for any program for which the SEG Business or any School has represented to students or prospective students that such program will enable students to obtain such certification or licensure, but excluding any license, permit, authorization, certification or similar approval issued to any employee of a School on an individual basis.

“Educational Consent” means any approval, authorization or consent by any Educational Agency, or any notification to be made by the parties to an Educational Agency, with regard to the Transactions, whether pre-Closing or post-Closing, which is necessary under applicable laws or regulations in order to maintain or continue any Educational Approval presently held by the SEG Business or any School.

“Educational Law” means any applicable federal, state, municipal, foreign or other Law, regulation, order or Accrediting Body standard, including without limitation the provisions of Title IV and any regulations implementing or relating thereto, issued or administered by, or related to, any Educational Agency.

“Effective Time” has the meaning set forth in Section 1.03.

“End Date” has the meaning set forth in Section 7.02(a).

“Environmental Laws” means any applicable Law, and any applicable Order or other binding agreement with any Governmental Entity relating to (a) pollution, (b) the protection of the environment (including air, water, land strata or subsurface strata), (c) the use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, marketing, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Material, and (d) public or worker health or safety (regarding the management of or exposure to Hazardous Materials). The term “Environmental Law” shall include, but not be limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., (to the extent related to worker exposure to Hazardous Materials), the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq., and any state, county, or local regulations similar thereto.

“Equity Commitment Letter” has the meaning set forth in Section 4.04(a).

“Equity Financing” has the meaning set forth in Section 4.04(a).

“Equity Interest” means any share, share capital, capital stock, partnership, limited liability company, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person that, together with the first such Person, at any relevant time is treated as a single employer under Section 414 of the Code.

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Exchange Agent” has the meaning set forth in Section 2.02(a).

“Excluded Party” means any Person (or group of Persons that includes any Person) who makes a Takeover Proposal received by the Company prior to the Solicitation Period End-Date that the Company Board or the Special Committee, if such committee still exists, determines in good faith (such determination to be made no later than the Solicitation Period End-Date), after consultation with outside legal counsel and financial advisor, constitutes or could reasonably be expected to result in a Superior Proposal.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, the preparation, printing, filing and mailing of the Proxy Statement, the filing of any required notices under the HSR Act or Other Antitrust Laws, and all other matters related to the Merger other transactions contemplated hereby.

“Financial Advisor” has the meaning set forth in Section 3.10.

“Financing” has the meaning set forth in Section 4.04(a).

“Financing Commitments” has the meaning set forth in Section 4.04(a).

“Financing Sources” means the persons that have committed to provide committed financing facilities in connection with the transactions contemplated hereby (including pursuant to the Debt Commitment Letter or any other Alternative Financing), any arrangers thereof, and together with all of their Affiliates, successors, permitted assigns pursuant to the Debt Commitment Letter and any other financial institutions that become a party to the Debt Commitment Letter in accordance with the terms thereof (including the directors, officers, employees, agents, attorneys, affiliates members, managers, general and limited partners, stockholders and representatives of the foregoing).

“Foreign Company Employee Plans” has the meaning set forth in Section 3.11(i).

“GAAP” has the meaning set forth in Section 3.04(b).

“Governmental Antitrust Authority” has the meaning set forth in Section 5.08(b).

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any department, instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority, but excludes any Educational Agency.

“Guarantor” has the meaning set forth in the Recitals.

“Hazardous Material” means any (a) toxic or hazardous materials, wastes or substances; (b) asbestos, polychlorinated biphenyls, mercury and flammable or explosive materials; (c) radioactive materials; (d) petroleum wastes and petroleum products; and (e) any other chemical, pollutant, contaminant, substance or waste that is regulated as toxic or hazardous by any Governmental Entity under, or which may give rise to Liability pursuant to, any Environmental Law.

“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, or any successor statute thereto.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5 and the regulations promulgated thereunder, in each case as in effect on the date hereof.

“HSR Act” has the meaning set forth in Section 3.03(c).

“IBCA” has the meaning set forth in Section 1.01.

“Improvements” has the meaning set forth in Section 3.12(a).

“Indebtedness” means all obligations of a Person (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments for the payment of which a Person is responsible or liable, (c) in respect of letters of credit and bankers’ acceptances or similar credit transactions (in each case, only to the extent drawn) or in respect of capital leases (in accordance with GAAP), (d) under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof) and (e) guaranteeing any obligations of any other Person (other than the Company or any of its Subsidiaries) of the type described in the foregoing.

“Indemnified Party” has the meaning set forth in Section 5.07(a).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including all such rights in and to: (a) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights (“Patents”); (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights (“Copyrights”); (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks, identifying symbols, emblems, signs, insignia, and other indicia of commercial source or origin, together with all translations, adaptations, derivations, and combinations thereof, together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing (“Trademarks”); (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein (“Trade Secrets”); (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation “Software); (f) Internet domain name registrations; (g) rights associated with the registration, ownership, or use of an account with a proprietor of an Internet-based application or web site that facilitates the creation and exchange of marketing and user-generated content, such as Facebook, Twitter, Pinterest, Google+ or Instagram (“Social Media Accounts”); and (h) rights of publicity and privacy, including the right to use the name, likeness, voice or biographical information of any natural Person.

“International Trade Laws” means any of the following (a) any laws concerning the importation of merchandise, including but not limited to those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (c) any laws concerning economic sanctions, including but not limited to those administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC), (d) any laws concerning anti-corruption or anti-bribery, including but not limited to the Foreign Corrupt Practices Act, or (e) any law regulating a similar subject matter.

“Intervening Event” means, with respect to the Company, a material event or circumstance that was not known (or if known, the material consequences of which were not known and would not reasonably be expected to have been known on the date of this Agreement) and not reasonably foreseeable to the Company Board on the date of this Agreement, which event or circumstance, or any material consequences thereof, becomes known to the Company Board and the Special Committee, if such committee still exists, prior to the time at which the Company receives the Requisite Company Vote that affects or would reasonably be likely to affect (a) the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the shareholders of the Company, in either case that is material, individually or in the aggregate with any other such events, changes, effects, developments, conditions or occurrences; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) with respect to Parent, the actual knowledge, after reasonable inquiry of his or her direct reports, of James Michael Chu, Marc Magliacano or Adam Hasiba and (b) with respect to the Company, the actual knowledge, after reasonable inquiry of his or her direct reports, of Leonard Fluxman, Stephen Lazarus, Robert Boehm, Glenn Fusfield, Michael Indursky, Sean Harrington, Bruce Fabel or Jarrett Erasmous.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or other legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity, including any Laws relating to Taxes and HIPAA.

“Lease” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral) under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” shall mean all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 3.09.

“Letter of Transmittal” has the meaning set forth in Section 2.02(a).

“Liability” or “Liabilities” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known, unknown or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Maximum Premium” has the meaning set forth in Section 5.07(c).

“Merger” has the meaning set forth in Section 1.01.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“Multiemployer Plan” has the meaning set forth in Section 3.11(c).

“NASDAQ” has the meaning set forth in Section 3.03(c).

“Order” has the meaning set forth in Section 3.09.

“Other Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Owned Real Estate” shall mean any real estate owned in fee by the Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including without limitation, all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Breach Termination Date” has the meaning set forth in Section 7.04(b).

“Parent Related Parties” has the meaning set forth in Section 7.06(g).

“Payment Fund” has the meaning set forth in Section 2.02(a).

“Permits” has the meaning set forth in Section 3.08(e), excluding any Educational Approvals.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested in good faith by the Company or any of its Subsidiaries by appropriate proceedings, (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not or would not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) Liens disclosed on existing title reports or existing surveys made available to Parent and (g) non-exclusive licenses to Intellectual Property entered in the ordinary course of business.

“Person” means any individual, company, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Pre-Closing Educational Consents” means those Educational Consents identified as Pre-Closing Educational Consents on Section 5.09(a) of the Company Disclosure Letter. A particular Pre-Closing Educational Consent shall be deemed obtained for purposes of this Agreement at such time as any of the circumstances described next to such Pre-Closing Educational Consent on Section 5.09(a) of the Company Disclosure Letter are met. For avoidance of doubt, the Pre-Closing Educational Consents shall not include the Pre-Closing Educational Notices or the Pre-Closing Educational Courtesy Notices on Section 5.09(a) of the Company Disclosure Letter. If at any time an Educational Agency indicates in writing that a Pre-Closing Educational Consent is not in fact required to be obtained prior to the Closing, such Educational Consent shall from such time no longer be considered a Pre-Closing Educational Consent for purposes of this Agreement.

“Pre-Closing Educational Notices” means those Educational Consents identified as Pre-Closing Educational Notices on Section 5.09(a) of the Company Disclosure Letter.

“Pre-Closing Educational Courtesy Notices” means those notices identified as Pre-Closing Educational Courtesy Notices on Section 5.09(a) of the Company Disclosure Letter.

“Proxy Statement” has the meaning set forth in Section 5.04(a).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Refinancing Amounts” has the meaning set forth in Section 4.04(b).

“Registrar General” means the Registrar General’s Department of the Commonwealth of The Bahamas and specifically the Companies Department thereof.

“Rejected Education Consent” has the meaning set forth in Section 5.09(d).

“Remedial Action” has the meaning set forth in Section 5.08(d).

“Representatives” means, with respect to any Person, its directors, officers, employees, advisors and investment bankers.

“Requisite Company Vote” has the meaning set forth in Section 3.03(a).

“Reverse Termination Fee” means $55,000,000.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder).

“School” means each postsecondary educational institution operated by the Company, any of its Subsidiaries, or the SEG Business that has been issued an Office of Postsecondary Education Identification Number by the ED (including any main campus and additional locations).

“SEC” means the Securities and Exchange Commission.

“SEG Business” means the operation of the Schools by Steiner Education Group.

“Securities Act” has the meaning set forth in Section 3.03(c).

“Shareholder Approval Date” has the meaning set forth in Section 5.03(d).

“Shareholders’ Meeting” has the meaning set forth in Section 5.04(c).

“SIA” has the meaning set forth in Section 3.03(c).

“Solicitation Period End-Date” has the meaning set forth in Section 5.03(a).

“Solicitation Period Negotiation End-Date” means the later of (i) the date that is the Solicitation Period End-Date, and (ii) the date that is two (2) Business Days after the later of (x) the expiration of any required initial period of good faith negotiation and (y) the expiration of the last additional period for good faith negotiation due to changes to or amendments of such Superior Proposal submitted to the Company in response to Parent’s proposed revisions (submitted in writing to the Company in a form that would be a binding agreement if accepted by the Company) to the terms of this Agreement in response to such Superior Proposal, in each case, with Parent pursuant to Section 5.03(e) in respect of a Superior Proposal that is received prior to and is determined to be a Superior Proposal in accordance with Section 5.03(e) prior to the Solicitation Period End-Date.

“Social Media Accounts” has the meaning set forth in the definition of “Intellectual Property”.

“Special Committee” means a committee of the Company Board, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the purpose of, among other things, evaluating and making a recommendation to the Company Board with respect to this Agreement and the Merger.

“State Educational Agency” means any state educational licensing authority, agency, department, board or commission that provides a license, certification, exemption or other authorization necessary for a postsecondary institution (whether its main campus, branch campus, additional location, satellite or other facility thereof) to provide postsecondary education in that state, including any approval required under applicable state law to offer an educational program in any particular occupational field, or that is needed to participate in any Student Financial Assistance Program in that state.

“Student Financial Assistance” means any form of financial assistance, grants or loans provided to any student pursuant to (i) the Title IV Programs and any other program authorized by the HEA and administered by the ED, (ii) any educational assistance program for military service members and families administered by the U.S. Department of Defense and the military service branches thereof, (iii) any educational assistance program for veterans administered by the U.S. Department of Veterans Affairs and the designated state approving agencies for the supervision of such programs, and (iv) any state-sponsored postsecondary grant or loan program.

“Subsidiary” means, when used with respect to any party, any company, corporation or other organization, whether incorporated or unincorporated, a majority of the securities, share capital or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such company, corporation or other organization is directly or indirectly owned by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Substantial Control” has the meaning set forth at 34 C.F.R. §668.174(c)(3).

“Superior Proposal” means a bona fide written proposal or offer that constitutes a Takeover Proposal (substituting “more than fifty percent (50%)” for “twenty percent (20%),” in the definition of Takeover Proposal) made by a Third Party that the Company Board or the Special Committee, if such committee still exists, determined in good faith, after consultation with outside legal counsel and financial advisor, to be more favorable to the Company and its shareholders from a financial point of view than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent in writing in response to such Takeover Proposal in a form that would be a binding agreement if accepted by the Company), after taking into account (i) the financial terms of the Takeover Proposal, (ii)

the identity of the Third Party making such Takeover Proposal, (iii) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal and (iv) the other terms and conditions of such Takeover Proposal, including the relevant legal, regulatory and other aspects of such Takeover Proposal (including potential shareholder litigation).

“Superior Proposal Notice” has the meaning set forth in Section 5.03(e)(ii).

“Surviving Company” has the meaning set forth in Section 1.01.

“Takeover Proposal” means any inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Third Party relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any Equity Interests or voting equity interests of the Company or any of its Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the Company’s consolidated assets on a book-value basis or to which twenty percent (20%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the voting power of the Company Common Shares, (c) tender offer or exchange offer for twenty percent (20%) or more of the voting power of the Company Common Shares, (d) merger, consolidation, license, joint venture, partnership, recapitalization, reorganization, share exchange, other business combination or other similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Third Party would, directly or indirectly, own twenty percent (20%) or more of the consolidated assets (including capital stock of the Company’s Subsidiaries), net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution of the Company.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, occupation, capital stock, social security, disability, value added, alternative or add-on minimum, estimated, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any Taxing Authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity with the authority to impose and collect Taxes.

“Termination Fee” means an amount equal to (a) if payable in connection with a termination of this Agreement (i) by the Company pursuant to Section 7.04(a) prior to the Solicitation Period Negotiation End-Date in respect of a Superior Proposal (including any amendments thereto made prior to the Solicitation Period Negotiation End-Date so long as such

Superior Proposal was the Superior Proposal that resulted in the Solicitation Period Negotiation End-Date being extended pursuant to clause (ii) of the definition of “Solicitation Period Negotiation End-Date”), which initial Superior Proposal is determined to be a Superior Proposal in accordance with Section 5.03(e) prior to the Solicitation Period End-Date, or (ii) by Parent pursuant to Section 7.03(a) if the event giving rise to such termination right is a Superior Proposal (including any amendments thereto made prior to the Solicitation Period Negotiation End-Date so long as such Superior Proposal was the Superior Proposal that resulted in the Solicitation Period Negotiation End-Date being extended pursuant to clause (ii) of the definition of “Solicitation Period Negotiation End-Date”), which initial Superior Proposal is determined to be a Superior Proposal in accordance with Section 5.03(e) prior to the Solicitation Period End-Date, $13,000,000, and (b) if payable in any other circumstances, $30,000,000.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent, Guarantor or any of their respective Affiliates.

“Title IV” means Title IV of the HEA.

“Title IV Programs” means the programs of federal student financial assistance administered pursuant to Title IV.

“Transaction Documents” means any agreement, document, instrument, or certificate entered into in connection with this Agreement or the transactions contemplated hereby, including the Articles of Merger, the Confidentiality Agreement and the Limited Guarantee.

“Treasury Regulations” means the Treasury regulations promulgated under the Code (whether in proposed, final or temporary form), as amended.

“True-Up Shares” has the meaning set forth in Section 2.06(b).

“UK DB Plan” means an occupational pension plan constituted under the laws of any jurisdiction within the United Kingdom which is defined benefit in nature.

“UK Employment Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006.

“WARN Act” has the meaning set forth in Section 3.11(k).

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. The word “day” means calendar day unless Business Day is expressly specified. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented from time to time (provided, however, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law as of such date). References from or through a date mean, unless otherwise specified, from and including or through and including, respectively. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine and the feminine and neutral genders of such term. Whenever the words “in the ordinary course of business” or words of similar import are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice”.

(b) All exhibits hereto, the Company Disclosure Letter, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. For the purposes of this Agreement, any matter that is disclosed in a section of the Company Disclosure Letter (other than any of the matters required to be disclosed for purposes of Section 3.02(a)(ii), Section 3.02(b)(i), Section 3.02(b)(iii), Section 3.02(c) and Section 3.10) shall be deemed to have been included in the other sections of the Company Disclosure Letter where its relevance is reasonably apparent on its face, notwithstanding the omission of a cross reference thereto. Disclosure of any fact or item in any section of the Company Disclosure Letter shall not necessarily mean that such fact or item is material to the Company or its Subsidiaries, individually or taken as a whole. Certain facts and items disclosed in the Company Disclosure Letter are not believed to be material and are not required to be disclosed pursuant to the terms of the representations and warranties in the Agreement. Such facts and items are being disclosed for informational purposes only. No disclosure on any section of the Company Disclosure Letter relating to a possible breach or violation of any contract or law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.04 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware

(except that the IBCA shall apply to the Merger and, subject to Section 5.03(h), the Laws of the Commonwealth of The Bahamas shall apply to the fiduciary duties and responsibilities of the Company Board and the Special Committee in connection with the Merger and the other transactions contemplated by this Agreement).

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the Superior Court of the State of Delaware or, to the extent they have subject matter jurisdiction, Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL

ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by facsimile or e-mail of a “portable document format” (.pdf) document (with confirmation of transmission) if sent before 5:00 p.m. local time of the recipient on a Business Day, and on the next Business Day if sent after 5:00 p.m. local time of the recipient on a Business Day or on a day that is not a Business Day. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):

If to Parent or Merger Sub, to:	Nemo Parent, Inc.
Nemo Merger Sub, Inc.
c/o Catterton Partners
599 West Putnam Avenue
Greenwich, CT 06839
	Facsimile:	(203) 629-4903
	E-mail:	michaelc@catterton.com
marcm@catterton.com
	Attention:	J. Michael Chu and Marc Magliacano

with a copy (which will not	Kirkland & Ellis LLP
constitute notice to Parent or	601 Lexington Avenue
Merger Sub) to:	New York, NY 10016
	Facsimile:	(212) 446-6460
	E-mail:	eunu.chun@kirkland.com
william.sorabella@kirkland.com
joshua.kogan@kirkland.com
	Attention:	Eunu Chun
William Sorabella
Joshua Kogan

If to the Company, to:	Steiner Leisure Limited
c/o Steiner Management Services, LLC
770 South Dixie Highway
Coral Gables, FL 33146
	Facsimile:	(305) 358-7704
(305) 661-3248
	E-mail:	LFluxman@steinerleisure.com
BobB@steinerleisure.com
	Attention:	Leonard Fluxman
Robert C. Boehm

with a copy (which will not	Dechert LLP
constitute notice to the	Cira Centre
Company) to:	2929 Arch Street
Philadelphia, PA 19104
	Facsimile:	(215) 655-2971
	E-mail:	carmen.romano@dechert.com
derek.winokur@dechert.com
	Attention:	Carmen J. Romano
Derek M. Winokur

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Articles of Merger, the Company Disclosure Letter, the Confidentiality Agreement, the Equity Commitment Letter and the Limited Guarantee constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.09 No Third Party Beneficiaries. Except for (a) solely after the Effective Time, the right of the holders of the Company Common Shares, Company Share Options and Company Share Awards to receive the Merger Consideration in accordance with Article II and (b) as provided in Section 5.07 hereof (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.08 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the provisions of Section 7.06(g) in respect of Financing Sources, the last sentence of Section 7.07, Section 8.06, the last sentence of this Section 8.09, clause (b) of Section 8.11 and Section 8.15 (and the definitions related thereto) shall be enforceable by each Financing Source (and each is an intended third party beneficiary thereof).

Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that (a) prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly-owned Subsidiaries, and (b) Parent and Merger Sub may collaterally assign their rights hereunder to any financing sources. No assignment shall relieve the assigning party of any of its obligations hereunder. Any purported assignment not permitted under this Section 8.11 shall be null and void.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or such provision was otherwise breached. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at Law or in equity, and, subject to the last sentence of Section 7.06(g), the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company or Parent, as applicable, from, in the alternative, seeking to terminate this Agreement and collect the Reverse Termination Fee or Termination Fee, respectively.

(b) Notwithstanding Section 8.13(a), it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s and Merger Sub’s obligation hereunder to consummate the Merger and/or cause the Equity Financing to be funded to fund the Merger, if and only if (i) all conditions in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that would reasonably be expected to have been satisfied at the Closing if there had been a Closing on the date the Closing was required to occur pursuant to Section 1.02), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably confirmed in writing to Parent that if the Equity Financing and Debt Financing are funded and specific performance is granted, then the Company will cause the Closing to occur pursuant to Article I and (iv) Parent and the Merger Sub have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.02.

(c) Each party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 8.15 Financing Sources.

(a) Notwithstanding anything to the contrary in this Agreement, subject to the rights of parties to the Debt Commitment Letter in accordance with the terms thereof, none of the Financing Sources (solely in their capacity as Financing Sources under the Debt Commitment Letter) shall have any liability for any obligations or liabilities of any party hereto (solely in their capacities as such) under this Agreement or for any claim (whether at law or equity, in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source. Notwithstanding anything herein to the contrary, subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, nor any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Sources or any Affiliate thereof, solely in their respective capacities as lenders or arrangers or agent in connection with the Debt Financing.

(b) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees (i) that all claims or causes of action, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (ii) it will not bring or support any action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, whether at law or in equity, whether in contract or in tort or otherwise, directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. The Financing Sources and their respective successors and permitted assigns are intended third-party beneficiaries of this Section 8.15.

Section 8.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (as well as against the Guarantor to the extent set forth in the Limited Guarantee, the sources of Equity Financing to the extent set forth in the Equity Commitment Letter and pursuant to Section 8.13(b), and/or Catterton Management Company LLC pursuant to the Confidentiality Agreement), and none of the Parent Related Parties (other than the Guarantor to the extent set forth in the Limited Guarantee, the sources of Equity Financing to the extent set forth in the Equity Commitment Letter and pursuant to Section 8.13(b), and Catterton Management Company LLC pursuant to the Confidentiality Agreement) shall have any Liability for any obligations or liabilities of Parent or Merger Sub pursuant to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its Subsidiaries, and the Company agrees not to and to cause its Subsidiaries not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than against the Guarantor to the extent set forth in the Limited Guarantee, the sources of Equity Financing to the extent set forth in the Equity Commitment Letter and pursuant to Section 8.13(b) or Catterton Management Company LLC pursuant to the Confidentiality Agreement).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STEINER LEISURE LIMITED

By	/s/ Leonard I. Fluxman
Name:	Leonard I. Fluxman
Title:	President and Chief Executive Officer

NEMO PARENT, INC.

By	/s/ James Michael Chu
Name:	James Michael Chu
Title:	President

NEMO MERGER SUB, INC.

By	/s/ James Michael Chu
Name:	James Michael Chu
Title:	President

[Signature Page to Agreement and Plan of Merger]